Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

IMMUCOR, INC.,

IVD HOLDINGS INC.

and

IVD ACQUISITION CORPORATION

Dated July 2, 2011

  -ii-

EXHIBITS

Exhibit A                      Conditions to the Offer

-iii-

INDEX OF DEFINED TERMS

Acceleration Time	15	Contract	74
Acceptable Confidentiality Agreement	45	Debt Commitment Letter	38
Acceptance Time	6	Debt Financing	38
Acquisition Proposal	72	Dissenting Shareholders	12
Affiliate	72	Dissenting Shares	12
Agreement	1	DOJ	50
Alternative Acquisition Agreement	47	EDGAR	16
Antitrust Laws	72	Effective Time	10
Applicable Date	20	Employees	23
Articles of Merger	10	Encumbrance	74
Bankruptcy and Equity Exception	19	Environmental Law	75
Benefit Plans	23	Environmental Permit	75
Bonus Plans	55	Equity Commitment Letter	38
Book-Entry Shares	9	Equity Financing	38
Business Day	73	ERISA	23
Bylaws	11	ERISA Affiliate	24
Capitalization Date	17	ERISA Plan	23
Certificates	13	Exchange Act	2
Change in Control Arrangements	54	Exchange Fund	13
Change of Recommendation	46	Excluded Share	12
Charter	11	Excluded Shares	12
Circumstance	73	Exempted Person	75
Code	23	Fairness Opinion	19
Commitment Letters	38	FDA	33
Company	1	Financing	38
Company Board of Directors	1	Financing Proceeds Condition	A-1
Company Disclosure Documents	22	Financing Sources	38
Company Disclosure Letter	16	Foreign Plan	24
Company Equity Award	73	FTC	50
Company Financial Advisor	19	GAAP	21
Company Material Adverse Effect	73	GBCC	1
Company Option	15	Governmental Entity	20
Company Permits	33	Guarantor	2
Company Products	74	Guaranty	2
Company Recommendation	2	Hazardous Substance	75
Company Regulatory Agency	33	HSR Act	20
Company Reports	20	Indebtedness	75
Company Requisite Vote	19	Indemnified Parties	55
Company Shareholders	1	Initial Offer Expiration Date	3
Company Termination Fee	66	Insurance Policies	33
Compliant	74	Intellectual Property	75
Confidentiality Agreement	79	IRS	23
Continuing Directors	7	Key Customers	35

-iv-

Key Suppliers	35	Paying Agent	12
Knowledge of the Company	76	Pension Plan	23
Laws	25	Per Share Merger Consideration	12
Lease	76	Person	77
Leased Real Property	27	Previously Disclosed	77
Licenses	25	Promissory Note	9
Lien	18	Proxy Date	49
Marketing Period	76	Proxy Statement	22
Material Contracts	27	Proxy Statement Clearance Date	77
Merger	1	Release	77
Merger Closing	10	Representatives	45
Merger Closing Date	10	Required Information	77
Merger Sub	1	Restricted Stock	15
Merger Sub Designees	6	Rights Plan	60
Minimum Tender Condition	A-1	RSUs	15
Nasdaq	21	Schedule 14D-9	5
No-Shop Period Start Time	45	SEC	3
Offer	1	Securities Act	8
Offer Closing	3	Share	1
Offer Closing Date	3	Shareholders’ Meeting	49
Offer Determination Date	3	Shares	1
Offer Documents	4	Software	32
Offer Price	1	Stock Plans	78
Offer Termination	4	Subsidiary	78
Offer Termination Date	4	Superior Proposal	78
Offering Documents	58	Surviving Corporation	10
Order	61	Takeover Statute	28
Outside Date	63	Tax	78
Owned Real Property	27	Tax Return	79
Parent	1	Top-Up Closing	8
Parent Disclosure Letter	36	Top-Up Exercise Notice	8
Parent Expenses	67	Top-Up Notice	8
Parent Material Adverse Effect	77	Top-Up Option	7
Parent Related Parties	67	Top-Up Shares	8
Parent Termination Fee	67	Uncertificated Shares	13

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 2, 2011, among Immucor, Inc., a Georgia corporation (the “Company”), IVD Holdings Inc., a Delaware corporation (“Parent”), and IVD Acquisition Corporation, a Georgia corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, make a tender offer to purchase for cash all the outstanding shares of common stock of the Company, par value $0.10 per share (the “Shares” and each, a “Share”), at a price per Share of $27.00 (such amount, or any other higher amount per Share paid pursuant to the Offer and in accordance with this Agreement, the “Offer Price”), subject to any required withholding Taxes as described in Section 4.2(g) and without interest, on the terms and subject to the conditions of this Agreement (as it may be amended from time to time as permitted under this Agreement, the “Offer”);

WHEREAS, also in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), regardless of whether the Offer Closing occurs, Merger Sub shall merge with and into the Company in accordance with the provisions of the GBCC, with the Company as the surviving corporation and a direct or indirect wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of Merger Sub has unanimously adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the transactions contemplated hereby, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted and approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company and the holders of the Shares (the “Company Shareholders”), (ii) adopted and approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the Company Shareholders accept the Offer, tender their Shares pursuant to the Offer and adopt and approve this Agreement and approve the Merger (the recommendation set forth in this clause (iii), the “Company Recommendation”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, TPG Partners VI, L.P. (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to the obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Agreement, the Company and the Company Board of Directors have taken all actions necessary so that no rights shall be issued or exercisable under the Rights Plan, and the Rights Plan shall have no force or effect, with respect to the transactions with Parent, Merger Sub or their Affiliates contemplated by this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Offer, the Merger and the Top-Up Option and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1.             The Offer.

(a)             On the terms and subject to the provisions of this Agreement, as promptly as practicable but in no event later than July 15, 2011, Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A.

(i)           Merger Sub reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, Merger Sub shall not (A) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (B) reduce the Offer Price, (C) amend or waive the Minimum Tender Condition, (D) add to or impose conditions to the Offer other than the conditions set forth in Exhibit A attached hereto or modify any condition set forth in Exhibit A attached hereto, (E) extend the expiration date of the Offer (except in accordance with Section 1.1(a)(ii) below), (F) change the form of consideration payable in the Offer or (G) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares; provided, however, with respect to clause (C), that Merger Sub shall have the right to increase the Minimum Tender Condition, but only to the extent necessary to ensure that following an exercise of the Top-Up Option and purchase of the Top-Up Shares, Merger Sub shall have purchased one Share more than 90% of the outstanding Shares on a fully-diluted basis.

(ii)           The Offer shall initially be scheduled to expire at 5 p.m., Atlanta, Georgia time, on August 18, 2011 (the “Initial Offer Expiration Date”), provided, however, if at the Initial Offer Expiration Date, any condition to the Offer is not satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for up to ten (10) Business Days (in increments of at least five (5) Business Days).  Thereafter, if at any then scheduled expiration of the Offer, any condition to the Offer is not satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties may agree) each.  In addition, (A) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; and (B) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer on one occasion upon the request of the Company for a period of time not to exceed ten (10) Business Days if, within ten (10) Business Days before any scheduled expiration date of the Offer, the Company receives an Acquisition Proposal or a Change of Recommendation occurs; provided, however, that Merger Sub shall not be required to extend the Offer beyond the Outside Date and such extension shall be subject to the right to terminate the Offer in accordance with Section 1.1(a)(iv).

(iii)           On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for (subject to any applicable Tax withholding pursuant to Section 4.2(g)) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer (as it may be extended and re-extended in accordance with this Section 1.1(a) and in compliance with applicable Laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act.  The date of acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”.

(iv)           If at any then-scheduled expiration of the Offer any condition to the Offer shall not have been satisfied or waived and the Outside Date shall have occurred (the “Offer Determination Date”), then Merger Sub may irrevocably and unconditionally terminate the Offer.  In addition, the Company shall have the right, exercisable by delivering written notice to Parent and Merger Sub at any time from and after the Offer Determination Date to cause Merger Sub to, and upon receipt of such written notice, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably and unconditionally terminate the Offer at the then-scheduled expiration date of the Offer following the receipt of such notice from the Company (delivered no less than one (1) Business Day prior to the then-scheduled expiration date of the Offer). The termination of the Offer pursuant to this Section 1.1(a)(iv) is referred to in this Agreement as the “Offer Termination”, and the date on which the Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date”. Notwithstanding anything to the contrary in this Section 1.1(a)(iv), if this Agreement is terminated pursuant to Article IX, then Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and in any event shall not acquire any Shares pursuant thereto.  If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article IX, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.  The parties acknowledge and agree that the Offer Termination shall not give rise to a right of termination of this Agreement except to the extent expressly provided for in Article IX and that, absent any such termination of this Agreement, the obligations of the parties hereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

(v)           If on or after the date hereof, the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Acceptance Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Offer Price shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Offer Price.

(b)           On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and such other ancillary documents pursuant to which the Offer will be made (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto and such other ancillary documents, the “Offer Documents”).  The Offer Documents will contain all information that is required to be included therein in accordance with the Exchange Act, and the rules and regulations thereunder and any other applicable Laws.  Parent and Merger Sub shall cause the Offer Documents to comply as to form in all material respects with the requirements of all applicable Laws, and Parent and Merger Sub will take all steps necessary to cause the Offer Documents to be disseminated to the Company Shareholders in accordance with this Agreement and with all applicable Laws.  Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by all applicable Laws.  The Company and its counsel shall be given the opportunity to review and comment on the Offer Documents and any supplements or amendments thereto prior to the filing thereof with the SEC, and Parent and Merger Sub shall give due consideration to any such comments proposed by the Company or its counsel.  In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.  Parent and Merger Sub shall (A) provide the Company and its counsel in writing with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly, but in no event later than twenty-four (24) hours, after the receipt of such comments, (B) provide the Company and its counsel with copies of all correspondence between Parent, Merger Sub or their counsel, on the one hand, and the SEC (or the staff of the SEC), on the other hand, (C) give the Company and its counsel a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on any response, and (D) give due consideration to any such comments.

(c)           Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s covenants, agreements and obligations under the Offer and this Agreement.

Section 1.2.            Company Actions.

(a)           The Company hereby consents to the Offer, and on the date the initial Offer Documents are filed with the SEC, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) and shall mail the Schedule 14D-9 to the Company Shareholders.  The Company shall include in the Schedule 14D-9 the Fairness Opinion.  Parent and Merger Sub shall as promptly as reasonably practicable furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company for inclusion in the Schedule 14D-9.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and, subject to the provisions of this Agreement, the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by all applicable Laws.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Schedule 14D-9 and have the Schedule 14D-9 cleared as promptly as reasonably practicable.  Parent and Merger Sub and their counsel shall be given the opportunity (i) to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, (ii) any supplements or amendments thereto prior to the filing thereof with the SEC, and (iii) copies of any correspondence between the Company and its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand.  The Company shall, in good faith, give due consideration to any such comments proposed by Parent and Merger Sub, and the Company shall provide Parent and its counsel in writing with any comments or other communications the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

(b)           In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of the Shares as of the latest practicable date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of the Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of shareholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in communicating the Offer to the Company Shareholders.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Merger Sub shall, and shall cause their agents to, treat the information contained in any such labels, listings and files in accordance with the terms and conditions of the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, promptly deliver to the Company or destroy all copies of such information then in their possession or under their control or in the possession or under the control of any of their representatives or agents.

Section 1.3.            Directors.

(a)           Promptly after the acceptance for payment of Shares tendered pursuant to the Offer (the time of such acceptance being the “Acceptance Time”), the Company will, upon Parent’s request and subject to compliance with applicable Law, take all actions necessary to cause persons designated by Merger Sub (the “Merger Sub Designees”) to become members of the Company Board of Directors such that the total number of Merger Sub Designees, rounded up to the nearest whole number, equals the product of (i) the total number of members of the Company Board of Directors (after giving effect to any increase in the number of the directors elected or appointed pursuant to this sentence) and (ii) the percentage that the number of Shares beneficially owned by Parent or Merger Sub at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding on a fully-diluted basis.  In furtherance thereof, the Company shall, upon the request of, and as specified by, Merger Sub, either cause an increase in the size of the Company Board of Directors or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable the Merger Sub Designees to be so elected or appointed to the Company Board of Directors and the Company shall take all actions necessary to cause the Merger Sub Designees to be so elected or appointed.  At such time, if requested by Merger Sub, the Company shall also take all action necessary to cause the Merger Sub Designees to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company Board of Directors as such Merger Sub Designees constitute on the Company Board of Directors, to the extent permitted by applicable Law and the rules of any stock exchange or trading market on which the Shares are listed and traded.  The provisions of this Section 1.3 are in addition to and shall not limit any rights which Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

(b)           The Company’s obligations pursuant to Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act.  The Company shall take all actions necessary to cause the Merger Sub Designees to be elected or appointed, including mailing to the Company Shareholders the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as part of the Schedule 14D-9, which the Company shall mail either (i) concurrently with the mailing of Schedule 14D-9 or (ii) if not included in Schedule 14D-9, upon Parent’s request, within two (2) calendar days following such request; provided, however, that Parent and Merger Sub shall supply to the Company in writing prior to the filing with the SEC of the Schedule 14D-9 (and if not then, as soon as practicable thereafter), and be solely responsible for, any information with respect to Parent and Merger Sub and Merger Sub Designees to the extent required by such Section 14(f) and Rule 14f-1.

(c)           Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective reasonable best efforts to ensure that at least three (3) of the members of the Company Board of Directors shall, at all times following the Acceptance Time and prior to the Effective Time, be directors of the Company who (i) were directors of the Company on the date hereof, (ii) are not officers of the Company and (iii) are independent directors for purposes of continuing listing requirements of Nasdaq (the “Continuing Directors”); provided, however, that, if at any time there shall be in office less than three (3) Continuing Directors for any reason, the Company Board of Directors shall use reasonable best efforts to cause a person or persons meeting the foregoing criteria and designated by the remaining Continuing Directors to be appointed or elected to the Company Board of Directors and such person or persons shall be deemed to be Continuing Directors for all purposes of this Agreement, or if no Continuing Directors then shall remain, the other directors of the Company then in office shall use reasonable best efforts to appoint or elect to the Company Board of Directors three (3) persons meeting the foregoing criteria, which persons shall not be directors, officers, employees or Affiliates of Parent or Merger Sub and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.  From and after the Acceptance Time and prior to the Effective Time, subject to the terms hereof, any amendment or modification of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Merger Sub hereunder, any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights hereunder, any amendments to the articles of incorporation or bylaws of the Company, any Change of Recommendation, any other action of the Company hereunder which adversely affects or could adversely affect the Company Shareholders (other than Parent or Merger Sub), and any action by the Company Board of Directors may be effected only if (in addition to the approval of the Company Board of Directors as a whole) such action is approved by a majority of the Continuing Directors then in office.  Following the Acceptance Time and prior to the Effective Time, neither Parent nor Merger Sub shall take any action to remove any Continuing Director.

Section 1.4.            Top-Up Option.

(a)           The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and their Affiliates at the time of such exercise (after giving effect to the Offer Closing), shall constitute one Share more than 90% of the outstanding Shares on a fully diluted basis; provided, however, that the Top-Up Option shall not be exercisable to the extent  (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held in the treasury of the Company as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding stock options, restricted equity and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares; provided, further, that the Top-Up Option shall terminate upon the termination of this Agreement in accordance with its terms.  The Top-Up Option shall not be exercisable until such time as Merger Sub shall have accepted for payment the Shares tendered pursuant to the Offer, and in no event shall the Top-Up Option be exercisable (A) if the Minimum Tender Condition shall have been waived, (B) more than once or (C) unless, immediately after such exercise and the issuance of Shares pursuant thereto, and accounting for the limitations set forth herein, Parent and Merger Sub would hold one Share more than 90% of the outstanding Shares on a fully-diluted basis.

(b)           The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with all applicable legal requirements of all Governmental Entities, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”).

(c)           Subject to the limitations on exercise of the Top-Up Option set forth in Section 1.4(a), Merger Sub shall, and Parent shall cause Merger Sub to, exercise, and take all action necessary to exercise, the Top-Up Option, on the Offer Closing Date.  To exercise the Top-Up Option, Merger Sub shall send to the Company a written notice (a “Top-Up Exercise Notice”) on or immediately prior to the Offer Closing Date specifying (i) the number of Shares that are owned by Parent, Merger Sub and their Affiliates immediately preceding the purchase of the Top-Up Shares (after giving effect to the Offer Closing), (ii) the number of Top-Up Shares, and (iii) the manner in which Merger Sub intends to pay the applicable exercise price.  The Company shall, as soon as practicable following receipt of the Top-Up Exercise Notice (and in any event no later than the Offer Closing), deliver written notice to Merger Sub specifying the number of Shares then outstanding on a fully-diluted basis and, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares (the “Top-Up Notice”).  If the number of Top-Up Shares specified in the Top-Up Notice is different than the number of Top-Up Shares specified in the Top-Up Exercise Notice, the Company and Merger Sub shall, as promptly as practicable and in any event on the Offer Closing Date, reasonably agree on the appropriate number of Top-Up Shares.  The Top-Up Exercise Notice shall also include an undertaking signed by Parent and Merger Sub that, on the Offer Closing Date Merger Sub shall, and Parent shall cause Merger Sub to, consummate the Merger in accordance with the GBCC as contemplated by Section 7.3(c).  The closing of the purchase and sale of the Top-Up Shares (the “Top-Up Closing”) shall take place at the location of the Merger Closing specified in Section 1.6, and shall take place simultaneously with the Offer Closing.  At the Top-Up Closing, Merger Sub shall pay the Company, in the manner set forth in Section 1.4(d), the aggregate price required to be paid for the Top-Up Shares, in an aggregate principal amount equal to that specified in the Top-Up Exercise Notice, and the Company shall cause to be issued and delivered to Merger Sub a certificate or certificates representing the Top-Up Shares or, at Merger Sub’s request or otherwise if the Company does not then have certificated Shares, the applicable number of uncertificated Shares represented by book entry (“Book-Entry Shares”).  Such certificates or Book-Entry Shares may include any legends that are required by applicable Law.

(d)           Merger Sub may pay the Company the aggregate price required to be paid for the Top-Up Shares either (i) entirely in cash or (ii) at Merger Sub’s election, by (A) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”).  Any such Promissory Note shall (1) be full recourse against Parent and Merger Sub, (2) shall bear interest at the rate of five percent (5%) per annum, (3) shall mature on the first (1st) anniversary of the date of execution and delivery of such Promissory Note, (4) may be prepaid, in whole or in part at any time, without premium or penalty and (5) shall have no other material terms.

(e)           Parent and Merger Sub acknowledge that the Shares that Merger Sub may acquire upon exercise of the Top-Up Option shall not be registered under the Securities Act and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or shall be upon any purchase of Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act.  Merger Sub agrees that the Top-Up Option, and the Top-Up Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).  The parties agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares, and to the fullest extent permitted by applicable Law, the Surviving Corporation shall not, and no other party to this Agreement shall, assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Merger Sub to the Company of any consideration for the Top-Up Shares should be considered by the court in connection with the determination in accordance with Article 13 of the GBCC of the fair value of the Dissenting Shares.

(f)           The Minimum Tender Condition and the number of Shares issuable pursuant to the Top-Up Option, as applicable, shall be adjusted to the extent appropriate so as to restore Merger Sub to its rights hereunder with respect to the Top-Up Option in the event of any reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction with respect to Shares occurring or having a record date on or after the date of this Agreement and prior to the date of exercise of the Top-Up Option.

Section 1.5.            The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the GBCC, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes herein referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.  The Merger shall have the effects specified in the GBCC.

Section 1.6.            Closing.  The closing of the Merger (the “Merger Closing”) will take place at (a) if the Offer Closing shall have not occurred at or prior to the Merger Closing, 9:00 a.m., Atlanta, Georgia time, on the second Business Day after satisfaction or waiver in writing if permissible under applicable Law of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver in writing of those conditions if permissible under applicable Law), or (b) if the Offer Closing shall have occurred on or prior to the Merger Closing, 9:00 a.m., Atlanta, Georgia time, on the date of, and immediately following the Offer Closing (or the Top-Up Closing if the Top-Up Option has been exercised), in either case at the offices of King & Spalding, 1180 Peachtree Street NE, Atlanta, Georgia 30309, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.  Notwithstanding the preceding, if the Marketing Period has not ended at the time of the satisfaction or waiver of conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver in writing of those conditions if permissible under applicable Law), then the Merger Closing shall occur instead on the date following the satisfaction or waiver of such conditions (subject to the satisfaction or waiver of such conditions on that date) that is the earliest to occur of (i) any Business Day before or during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company and (ii) the Business Day immediately following the final Business Day of the Marketing Period, which shall be deemed the Merger Closing Date.

Section 1.7.            Effective Time.  Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Merger Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger, or, at Parent’s election, a certificate of merger (the “Articles of Merger”) with the Secretary of State of the State of Georgia and by making all other filings required under the GBCC, including publication of a notice of merger pursuant to Section 14-2-1105.1 of the GBCC on the same day as the filing of the Articles of Merger.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Georgia, or at such subsequent date or time as may be agreed to by the parties in writing and specified in the Articles of Merger (the “Effective Time”).

ARTICLE II

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

Section 2.1.            The Articles of Incorporation.  Subject to Section 7.10(a), the Articles of Incorporation of the Company shall, by virtue of the Merger, be amended in their entirety to read as the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that Article I thereof shall provide that the name of the Corporation shall be “Immucor, Inc.”.  Such articles of incorporation, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as permitted by applicable Laws and such articles of incorporation.

Section 2.2.            The Bylaws.  The parties hereto shall take all actions necessary so that, subject to Section 7.10(a), the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be “Immucor, Inc.” (as so amended and restated, the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

Section 3.1.           Directors.  The members of the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 3.2.          Officers.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

EFFECT OF THE MERGER ON

CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 4.1.            Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a)           Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent (including as a result of an exercise of the Top-Up Option by Merger Sub), and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares (the “Dissenting Shares”) that are owned by Company Shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for, or lost their appraisal rights pursuant to Article 13 of the GBCC with respect to such Shares (each Share described in subparts (i) and (ii), an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”).  At the Effective Time, all of the Shares (other than the Excluded Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b)           Each Excluded Share referred to in Section 4.1(a)(i) or 4.1(a)(ii) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist; provided, however, that the Dissenting Shares shall thereafter represent the right to receive the payment to which reference is made in Section 4.2(f).

(c)           At the Effective Time, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, no par value per share, of the Surviving Corporation.

Section 4.2.            Surrender and Payment.

(a)           Prior to the Merger Closing Date, Parent shall appoint Computershare Trust Company, N.A. as paying agent or such other paying agent with the Company’s prior approval, which shall not be unreasonably withheld (the “Paying Agent”) for the purpose of exchanging for the Per Share Merger Consideration (i) certificates representing the Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”).  Parent shall make available or cause to be made available to the Paying Agent amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the Per Share Merger Consideration pursuant to Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).  If a Dissenting Shareholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Article 13 of the GBCC with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Article 13 of the GBCC and (ii) the Per Share Merger Consideration.

(b)           Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares to the extent such holders do not also hold Shares that are not Excluded Shares) (i) a letter of transmittal in customary form approved by counsel to the Company prior to the Acceptance Time specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or transfer of the Uncertificated Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or the Uncertificated Shares in exchange for the Per Share Merger Consideration.  Upon (A) surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (1) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) or Uncertificated Shares multiplied by (2) the Per Share Merger Consideration, and the Certificate so surrendered and the Uncertificated Shares so transferred shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Uncertificated Shares.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)           From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.

(d)           Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Company Shareholders for one year after the Effective Time shall be delivered to the Surviving Corporation.  Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof) or due transfer of its Uncertificated Shares, without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such customary and reasonable terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (i) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (ii) the Per Share Merger Consideration.

(f)           No Person who has perfected a demand for dissenters’ rights pursuant to Article 13 of the GBCC with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to payment of the “fair value” for such shares under the GBCC with respect to such Dissenting Shares.  If any such Dissenting Shareholder shall have effectively withdrawn or lost such right at or following the Effective Time, each Dissenting Share held by such Dissenting Shareholder shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Merger Consideration.  Unless and until a Dissenting Shareholder shall have effectively withdrawn or lost such Dissenting Shareholder’s right to appraisal under the GBCC with respect to Dissenting Shares, each Dissenting Shareholder shall be entitled to receive only the payment provided by Article 13 of the GBCC with respect to such Dissenting Shares.  The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to demand for appraisal under the GBCC.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.  Each holder of Dissenting Shares who becomes entitled under Article 13 of the GBCC to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any required withholdings as provided in Section 4.2(g) (but only after the amount thereof shall have been finally determined pursuant to the GBCC), and such shares shall be retired and cancelled.

(g)           Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable to a Person pursuant to this Agreement any amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Law.  To the extent that amounts are so withheld or deducted by Parent, the Company, the Surviving Corporation or the Paying Agent, as the case may be, such withheld or deducted amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement and the transactions contemplated by this Agreement as having been paid to the Person in respect of which the applicable deduction and withholding was made.

Section 4.3.             Treatment of Options and Restricted Stock; Stock Plans.

(a)           As soon as reasonably practicable following the date of this Agreement, and in any event prior to the expiration of the Offer, the Company Board of Directors (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide that, at the earlier to occur of the time of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”):

(i)            The Company shall use its commercially reasonable efforts to provide that each option holder’s right to exercise each option to purchase Shares (a “Company Option”) granted under the Stock Plans that is outstanding immediately prior to the Acceleration Time shall become 100% vested and exercisable immediately prior to the Acceleration Time and shall be cancelled at the Acceleration Time and the holder thereof shall, subject to Section 4.3(c), be entitled to receive, in exchange for such cancellation, as soon as reasonably practicable after the Acceleration Time, an amount in cash equal to the product of (A) the total number of Shares subject to such Company Option, multiplied by (B) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per Share under such Company Option.

(ii)           The Company shall use its commercially reasonable efforts to provide that each Share of restricted stock granted under the Stock Plans (the “Restricted Stock”), that is outstanding immediately prior to the Acceleration Time, shall become free of all restrictions and become fully vested and transferable immediately prior to the Acceleration Time.

(iii)          The Company shall use its commercially reasonable efforts to provide that each restricted stock unit and performance share awarded under the Company’s 2005 Long-Term Incentive Plan (the “RSUs”), that is outstanding immediately prior to the Acceleration Time shall become or otherwise to be deemed fully vested and shall be cancelled at the Acceleration Time in exchange for the right to receive the Per Share Merger Consideration as soon as reasonably practicable after the Acceleration Time.  For the avoidance of doubt, for purposes of applying the immediately preceding sentence to any RSU that is a performance share, the number of RSUs treated as fully vested and cancelled in exchange for the Per Share Merger Consideration shall be equal to the number of Shares that the holder would have been eligible to receive had performance criteria applicable to such RSUs been achieved at target levels (and which number of RSUs at target levels is set forth, for the avoidance of doubt, in Section 5.2(b) of the Company Disclosure Letter).

(b)           Prior to the Acceleration Time, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to effectuate the provisions of Section 4.3(a) of this Agreement.  For purposes of this Section 4.3(b), a reasonable opportunity shall mean at least three (3) Business Days prior to the adoption of the resolution or taking of the action.

(c)           All amounts payable pursuant to this Section 4.3 shall be reduced by the required withholding of Taxes, if any, and shall be paid without interest.  Any amounts payable under this Section 4.3 shall be paid by Parent, the Surviving Corporation (or a Subsidiary thereof) or the Paying Agent to the Company, which will effect such withholding or deduction through its normal payroll procedures.  To the extent that amounts are so withheld by the Company and remitted to the applicable Governmental Entity, such withheld amount shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the applicable deduction and withholding was made.

Section 4.4.           Adjustments to Prevent Dilution.  If the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Reports that the Company has filed with or furnished to the SEC via the SEC’s Electronic Data Gathering and Retrieval database (“EDGAR”) on or after May 31, 2010, or incorporated therein by reference, and prior to the date of this Agreement (other than disclosures in any such Company Report contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Company Reports that are forward looking in nature), or (ii) as set forth in the disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent regardless of whether a specific cross-reference is made), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 5.1.            Organization, Good Standing and Qualification.

(a)           Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization.  Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, existing or in good standing, or have such power or authority, would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.  The articles of incorporation and bylaws or comparable governing documents of the Company and each Subsidiary of the Company are in full force and effect.  Neither the Company nor any such Subsidiary is in violation of its articles of incorporation or bylaws.  True, correct and complete copies of the articles of incorporation and bylaws or comparable governing documents of the Company and each such Subsidiary have been made available to Parent.

Section 5.2.             Capital Structure.

(a)           As of the close of business on June 30, 2011 (the “Capitalization Date”), the authorized capital stock of the Company consists of 120,000,000 Shares.  As of the Capitalization Date, (i) 70,453,159 Shares (other than Restricted Stock) were issued and outstanding, (ii) 704,378 Shares are available for issuance pursuant to the Stock Plans, (iii) 2,449,521 Shares were subject to outstanding Company Options, (iv) 245,265 shares of Restricted Stock were issued and outstanding, and (v) 391,425 RSUs were outstanding (of which 228,890 are restricted units and 162,535 are performance shares).  The Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.  All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.  Since the Capitalization Date, neither the Company nor any of its Subsidiaries has (A) issued any Shares or other equity interests, other than pursuant to the Company Equity Awards referred to below that were outstanding as of the Capitalization Date and in connection with the exercise of the Top-Up Option, or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Shares or any other equity interests.

(b)           Other than those Shares reserved for issuance under the Stock Plans, the Company has no Shares reserved for issuance.  Section 5.2(b) of the Company Disclosure Letter contains a correct and complete list as of the Capitalization Date of all Company Options, Restricted Stock and RSUs under the Stock Plans, including the holder, date of grant, number of Shares or RSUs subject to each award, as applicable and where applicable, exercise price.  Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.  Except for options and other awards to acquire Shares under the Stock Plans, the Company does not have outstanding any bonds, debentures, notes or other securities or obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

(c)           Section 5.2(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) the Company’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company and less than $500,000 in total invested capital in such Company.  Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”).  Each Company Equity Award was made in material compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, and in the case of Company Options, has an exercise price per share of Share equal to or greater than the fair market value of a Share on the date of such grant and has a grant date which was approved by the Company Board of Directors or a committee thereof no later than the grant date.

(d)           As of the date of this Agreement, there is no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness disclosed in the balance sheet (including the notes thereto) of the Company and its Subsidiaries as of February 28, 2011 included in the Company Reports or incurred thereafter in the ordinary course of business, but in no event to exceed $1,000,000.

(e)           No shares of capital stock or other voting securities of any Subsidiary of the Company have been reserved for issuance to anyone other than the Company or any of its Subsidiaries.  Except for its interest in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock interest, equity membership interest, partnership interest, joint venture interest or other equity interest in any person.  Neither the Company nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the Indebtedness of any person (excluding the Company’s wholly-owned Subsidiaries).

(f)           Other than (A) the Company Equity Awards and the rights to acquire Shares by the exercise of stock options and other awards under the Stock Plans, (B) rights issued under the Rights Plan and (C) the Top-Up Option, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock units, phantom rights, redemption rights, repurchase rights, agreements, arrangements, calls, contracts, commitments or undertakings of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or receive any payment or other consideration based on the value of any securities of the Company or any of its Subsidiaries, and as of the date of this Agreement, no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 5.3.             Corporate Authority; Approval; Fairness Opinion.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining an affirmative vote of the majority of the Company Shareholders (to the extent required by applicable Law to consummate the Merger) (the “Company Requisite Vote”), to consummate the Offer, the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming this Agreement has been duly executed by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors and, except for (i) the Company Requisite Vote (if required by applicable Law to consummate the Merger) and (ii) the filing of the Articles of Merger with the Secretary of State of the State of Georgia, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby.

(c)           The Company Board of Directors has received the opinion of its financial advisor, Goldman, Sachs & Co. (the “Company Financial Advisor”), dated the date of this Agreement (the “Fairness Opinion”), to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares pursuant to this Agreement in the Offer and the Merger is, as of the date of such opinion, fair, from a financial point of view, to such holders (other than Parent and its Affiliates), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only.

(d)           The Company Requisite Vote is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and the transactions contemplated herein.

Section 5.4.             Governmental Filings; No Violations; Certain Contracts.

(a)           Other than the filings and/or notices pursuant to (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the Exchange Act and (iii) the approvals set forth on Section 5.4(a) of the Company Disclosure Letter or any other filing with any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”) with jurisdiction over enforcement of any applicable antitrust or competition Laws, (iv) the GBCC, (v) the rules and regulations of Nasdaq and (vi) applicable state securities or blue sky laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

(b)           The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the material assets of the Company or any of its Subsidiaries pursuant to any Material Contract binding upon the Company or any of its Subsidiaries or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Offer, the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.4(a), under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (ii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.5.            Company Reports; Financial Statements.

(a)           Since May 31, 2010 (the “Applicable Date”), the Company has filed all forms, statements, certifications, reports and documents required to be filed by it with the SEC under the Exchange Act or the Securities Act (the forms, statements, reports and documents filed since the Applicable Date, including any amendments or supplements thereto the “Company Reports”).  As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, each of the Company Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such Company Report has been amended or superseded by a later Company Report filed prior to the date hereof.  To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC investigation.  There are no outstanding or unresolved comments in comment letters received from the SEC or its staff.  There has been no material correspondence between the SEC and the Company since the Applicable Date that is not available on EDGAR.  None of the Company Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b)           To the Knowledge of the Company, the Company is in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market (“Nasdaq”) and (ii) the applicable provisions of the Sarbanes-Oxley Act.

(c)           The Company has established and maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act.  Such disclosure controls and procedures are, in all material respects, designed with the objective of ensuring that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act).  Such internal control over financial reporting is, in all material respects, sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”).

(d)           Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (except as noted in any of the financial statements included in the Company Reports and subject, in the case of unaudited statements, to the lack of footnotes and normal and recurring year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(e)           Except for matters reflected or reserved against in the most recent consolidated balance sheet of the Company (or reflected in the notes to the condensed consolidated financial statements of which such balance sheet is a part) included in the Company Reports, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not reasonably be expected to have a Company Material Adverse Effect.  There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company’s filings with the SEC nor any obligations to enter into any such arrangements.

Section 5.6.             Disclosure Documents.

(a)           Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to Company Shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, and the proxy or information statement of the Company (the “Proxy Statement”), if any, to be filed with the SEC in connection with the Offer and the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)           (i) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to Company Shareholders and at the time such shareholders vote on approval of the Merger and at the Effective Time, and (ii) the Company Disclosure Documents (other than the Proxy Statement), at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, in each case, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.6 will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company by Parent or Merger Sub specifically for use therein.

(c)           The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Parent or Merger Sub in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time such document is amended or supplemented or at the time such document is first published, at the time of any publication, distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.7.           Absence of Certain Changes.  From the Applicable Date through the date of this Agreement, except as otherwise required or contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course of such business and in a manner substantially consistent with past practice and (b) there have not been any facts, circumstances, events, changes, effects or occurrences that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.8.           Litigation.  There are no litigations, actions, charges, suits, claims (or counterclaims), complaints, hearings, arbitrations, investigations, mediations, audits, inquiries or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are a party to or subject to the provisions of any judgment, order, writ, injunction, decree, settlement, stipulation or award issued or entered into by or with any Governmental Entity which would reasonably be expected to have a Company Material Adverse Effect.

Section 5.9.             Employee Benefits.

(a)           All material benefit and compensation plans, Contracts, policies or arrangements with respect to which the Company or a Subsidiary has any material liability or which cover current or former employees of the Company and its Subsidiaries (the “Employees”) or current or former directors of the Company or its Subsidiaries, including all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all material deferred compensation, severance, retention, change-in-control, post-employment medical, stock option, stock purchase, stock appreciation rights, stock-based, incentive, and bonus plans and all employment or other service agreements with Employees, other than plans, Contracts, policies or arrangements required by applicable Law (collectively, the “Benefit Plans”) are listed on Section 5.9(a) of the Company Disclosure Letter.  True and complete copies of all Benefit Plans listed on Section 5.9(a) of the Company Disclosure Letter, including any trust instruments, insurance Contracts, or other funding instruments, and all amendments thereto that are not publicly available have been made available to Parent together with, to the extent applicable, (i) a written summary of the material terms of any material unwritten plan, (ii) for each Benefit Plan subject to ERISA, the most recent summary plan descriptions, (iii) for each Benefit Plan required to file a Form 5500, the most recently filed Form 5500, attached schedules and audited financial statements, if any, and (iv) for each Benefit Plan that is intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the most recent determination or opinion letter received from the Internal Revenue Service (“IRS”).

(b)           All Benefit Plans are, if applicable, in material compliance with ERISA, the Code and all other applicable Laws.  Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter, or has pending or has time remaining in which to file, an application for such a determination letter, from the IRS, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code.  Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Company or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(c)           No Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, and neither the Company nor any organization which, together with the Company, would be treated as a “single employer” within the meaning of Section 414(b) or (c) of the Code (an “ERISA Affiliate”) contributes or is required to contribute to, or has any material liability with respect to any Pension Plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA.  No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA and neither the Company nor any ERISA Affiliate has any material liability with respect to any such a “multiemployer plan”.

(d)           There is no pending or, to the Knowledge of the Company threatened, litigation, action, suit or claim (other than a routine claim for benefits) relating to any Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has any obligations for retiree or post-employment health or life insurance benefits under any ERISA Plan or collective bargaining agreement, except as required by applicable Law.

(e)           Neither the execution of this Agreement, the adoption of this Agreement by Company Shareholders, nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event, (i) entitle any Employee to severance pay or any increase in severance pay upon any termination of service after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of or increase in compensation or benefits under any Benefit Plan, (iii) result in payments under any Benefit Plan that would not be deductible under Section 162(m) or Section 280G of the Code or (iv) would entitle any Person to payment for any excise or additional Taxes under Section 4999 of the Code.

(f)           The Company has made no promises, whether or not legally enforceable, to increase benefits under any Benefit Plan or to make any payments under any Benefit Plan or adopt any plan, policy, agreement or arrangement that would be a Benefit Plan if in effect on the date hereof.

(g)           To the Knowledge of the Company, no condition exists that would prevent the Company from amending or terminating any Benefit Plan without liability, other than the liability to pay benefits accrued prior to the termination of such plan or except as would not reasonably be expected to have a Company Material Adverse Effect.  All contributions and premium payments which are due and payable with respect to each Benefit Plan have been timely paid or, to the extent (if any) not due and payable, reflected as a liability in accordance with the Company’s ordinary accounting practices and consistent with past practice.

(h)           With respect to each Benefit Plan that is maintained for the benefit of Employees outside the United States (a “Foreign Plan”), the value of the assets of such Foreign Plan, the liability of each applicable insurer for such Foreign Plan and/or the book reserve established for such Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis with respect to such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan.  To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not cause the Company to make additional contributions, purchase additional insurance or increase its book reserves with respect to any Foreign Plan in an amount that would reasonably be expected to have a Company Material Adverse Effect.  No Foreign Plan is a defined benefit pension plan.

(i)           Since May 1, 2009, no person has been treated as an independent contractor of the Company or any of its Subsidiaries who should have been treated as an employee pursuant to any applicable Laws, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.10.          Compliance with Laws; Licenses.

(a)           Except with respect to matters that would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are not in violation of and, since the Applicable Date have not breached or violated, any federal, state, local or foreign law, statute or ordinance, or any rule, regulation, judgment, order, writ, decree or other court orders (collectively, “Laws”).  Except as otherwise would not reasonably be expected to have a Company Material Adverse Effect, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.  Each of the Company and its Subsidiaries has obtained all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which has not had, and would not reasonably be expected to have a Company Material Adverse Effect.  Except with respect to matters that would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms of each License.

(b)           To the Knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees) (i) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, or any individual or entity in a position to give the Company a commercial business advantage  where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or foreign jurisdiction, (ii) has established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose, or (iii) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

Section 5.11.           Material Contracts.

(a)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)           any limited liability company agreement, partnership, joint venture or other similar agreement or arrangement with respect to any material business of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a wholly-owned Subsidiary of the Company;

(ii)           any Contract relating to or evidencing Indebtedness in an amount in excess of $500,000 individually, or $3,000,000 in the aggregate, other than equipment leases entered into in the ordinary course of business that do not exceed $15,000,000 in the aggregate;

(iii)           any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K, other than Benefit Plans disclosed in Section 5.9 of the Company Disclosure Letter;

(iv)           any Contract not terminable on less than ninety (90) days’ notice that purports to limit the right of the Company or its Subsidiaries or any Affiliate of the Company to engage or compete in any material line of business;

(v)            any Contract entered into after February 28, 2011, or not yet consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of all or substantially all the assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $1,000,000 individually, or $5,000,000 in the aggregate;

(vi)           any acquisition Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations that could reasonably be expected to exceed $500,000;

(vii)           any Contract (A) pursuant to which the Company or its Subsidiaries sources all or a majority of a particular product that is material to the business of the Company and its Subsidiaries, taken as a whole, from one (1) Person and/or such Person’s Affiliates (i.e., a “sole-source” supply Contract) or (B) pursuant to which the Company or its Subsidiaries grants any one (1) Person and/or such Person’s Affiliates the exclusive right to be the sole acquiror of a Company Product;

(viii)         any Contract that is a material settlement, conciliation or similar agreement (A) that is with any Governmental Entity, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration in excess of $1,000,000, or (C) that would otherwise materially limit the operation of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, Parent or any of its other Affiliates from and after the Merger Closing) as currently operated;

(ix)           any Contract that grants an exclusive license of any material Intellectual Property owned by the Company or any Subsidiary to another Person;

(x)            any Contract that, individually or in the aggregate, would prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement; or

(xi)           any Contracts containing minimum purchase conditions in excess of $100,000 or requirements or other terms that restrict or limit the purchasing relationships of the Company or its Subsidiaries, or any customer, licensee or lessee thereof (the Contracts described in clauses (i) - (xi), together with all exhibits, annexes, addenda and schedules to such Contracts, being the “Material Contracts”).

(b)           Except as prohibited by applicable Law or applicable contractual restrictions, a copy of each Material Contract that is not publicly available has previously been made available to Parent.  Except as would not reasonably be expected to have a Company Material Adverse Effect (i) each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect and enforceable against the Company or such Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any Material Contract, nor has the Company or any of its Subsidiaries received Knowledge of the existence of any event or condition which constitutes, or after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Subsidiaries under any Material Contract, (iii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed in all material respects all obligations required to be performed by it under each Material Contract, and (iv) neither the Company nor any Subsidiary has received any written notice of the termination or cancellation of any Material Contract prior to the end of its term.

Section 5.12.          Real Property.

(a)           Section 5.12(a) of the Company Disclosure Letter lists all of the material real property and interests therein owned by the Company or any of its Subsidiaries (with all easements and other rights appurtenant to such property, the “Owned Real Property”) and, relative to each such Owned Real Property interest, the Person that owns it.  The Company or its Subsidiaries, as the case may be, have good and marketable fee simple title to the Owned Real Property, and to all of the buildings, structures and other improvements thereon, free and clear of all Encumbrances.

(b)           With respect to the real property leased or subleased to the Company or any of its Subsidiaries (the “Leased Real Property”):  (i) each Lease is a valid and binding obligation of the Company or a Subsidiary of the Company enforceable against the Company or such Subsidiary in accordance with its terms subject to the Bankruptcy and Equity Exception and, to the Knowledge of the Company, the other parties thereto, (ii) none of the Company nor any of its Subsidiaries is in material breach of or material default under any Lease, except in the case of clauses (i) and (ii) hereof, for such invalidity, failure to be binding, unenforceability, breaches, and defaults that would not reasonably be expected to have a Company Material Adverse Effect.  The Company and its Subsidiaries have a valid leasehold interest in all of the Leased Real Property free and clear of all Encumbrances on the leasehold estate, except as would not reasonably be expected to have a Company Material Adverse Effect.

(c)           Section 5.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of the Leased Real Property.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries owns or leases all of the material personal property shown to be owned or leased by the Company or any of its Subsidiaries reflected in the latest audited financial statements included in the Company Reports or acquired after the date thereof, free and clear of all Encumbrances, except to the extent disposed of in the ordinary course of business consistent with past practice since January 28, 2011.

Section 5.13.         Takeover Statutes; Rights Plan.  No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s or any of its Subsidiaries’ articles of incorporation, bylaws or similar organizational documents is applicable to the Company, any of its Subsidiaries, the Shares, the Offer, the Merger, the Top-Up Option or the other transactions contemplated by this Agreement.  The Company and the Company Board of Directors have taken all actions necessary so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Offer, the Merger, the Top-Up Option or other transactions contemplated by this Agreement) will cause (a) the grant of any new rights under the Rights Plan or (b) any rights previously granted under the Rights Plan to become exercisable.

Section 5.14.         Environmental Matters.  Except for such matters that would not reasonably be expected to have a Company Material Adverse Effect, since December 31, 2009:  (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws and possess and are in substantial compliance with any Environmental Permit required for the operation of the Company and its Subsidiaries, (ii) to the Knowledge of the Company, no Release of a Hazardous Substance has occurred on or from any property currently owned, operated or leased by the Company or any of its Subsidiaries (including soils, groundwater or surface water) that could form the basis for a claim under any Environmental Law, (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination at any third-party property, (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, and (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity during the last five (5) years or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.  The provisions of this Section 5.14 are the only representations and warranties applicable to environmental matters, notwithstanding any other provision of this Agreement to the contrary.

Section 5.15.          Taxes.

(a)           The Company and each of its Subsidiaries have duly and timely filed all income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries, and such Tax Returns are true, complete and accurate in all material respects.

(b)           The Company and each of its Subsidiaries have timely paid all income and other material Taxes (including withholding Taxes) due and payable (whether or not shown on any Tax Return) by or with respect to the Company or any of its Subsidiaries, except any such Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the face of the most recent balance sheet (rather than in any notes thereto) of the Company filed with the SEC (as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns).

(c)           There are no proceedings, audits, examinations, assessments, investigations or claims now pending and none have been threatened in writing (and to the Knowledge of the Company, none have been threatened or proposed (written or otherwise)), with respect to the Company or any of its Subsidiaries regarding a material amount of Taxes or Tax assets.

(d)           No material unresolved written claim has been received by the Company or any of its Subsidiaries from any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or its Subsidiary, as applicable, is or may be subject to taxation in that jurisdiction (and to the Knowledge of the Company, there are no such material claims asserted or proposed (written or otherwise)).

(e)           There is no outstanding waiver with respect to the Company or any of its Subsidiaries of any statute of limitations for the assessment or collection of a material amount of Taxes.

(f)            Neither the Company nor any of its Subsidiaries will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any change in the method of accounting effected by the Company or any of its Subsidiaries in a taxable period ending on or prior to the Effective Time.

(g)           With the exception of any affiliated, consolidated, combined or unitary group of which the Company is the parent, neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated, consolidated, combined or unitary group, or (B) has any liability for the Taxes of any Person other than the Company or any of its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract (including any obligation providing for the allocation or sharing of Taxes with any Person or otherwise).

(h)           There are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(i)            Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any similar provision of state, local or foreign Law).

(j)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

Section 5.16.           Labor and Employment Matters.

(a)           (i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, works council or other labor organization, and no such agreement is being negotiated; (ii) neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking the recognition or certification of any labor union, works council or other labor organization as the bargaining representative of any Employee; (iii) there is not pending or, to the Knowledge of the Company, threatened, nor has there been for the preceding three (3) years, any strike, walk-out, work stoppage, slow-down, picketing or lockout involving the Company or any of its Subsidiaries; and (iv) to the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries and there have been no such efforts since January 1, 2010.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including the Fair Labor Standards Act (and similar state and local Laws), and any Laws respecting employment discrimination, sexual harassment, affirmative action, workers’ compensation, employee benefits, labor relations, wage and hour standards, occupational safety and health requirements, immigration, plant closings and mass layoffs, and unemployment insurance.

(c)           True and complete information as to the name, current job title and compensation for each of the last three fiscal years of all current directors and named executive officers of the Company and its Subsidiaries has been available to Parent through EDGAR, to the extent available therein, and directly to the Parent, to the extent not so available.  To the Knowledge of the Company, no current executive or key employee has given notice of termination of employment with the Company or any of its Subsidiaries.  No executive or key employee of the Company or any of its Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration.

Section 5.17.          Intellectual Property.

(a)           Section 5.17(a) of the Company Disclosure Letter is a true, correct and complete list setting forth all active patents, patent applications, trademark registrations, and applications thereof, copyright registrations and applications therefor and all Internet domain names owned by Company and its Subsidiaries that are material to businesses of the Company and its Subsidiaries considered as a whole and, for each listed item (as applicable), the application or registration number, and the jurisdiction.  The Intellectual Property owned or co-owned by the Company and its Subsidiaries together with the Intellectual Property licensed to the Company and its Subsidiaries, constitutes all of the Intellectual Property owned, controlled or licensed by the Company that is used or exploited in their respective businesses as currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company’s and its Subsidiaries’ rights in the material Intellectual Property owned or co-owned by the Company and its Subsidiaries and used in their businesses as presently conducted shall survive materially unchanged following the consummation of the transactions contemplated by this Agreement, including the rights to use, license, sell, or exploit any such Intellectual Property.

(b)           Except for matters that would not reasonably be expected to have a Company Material Adverse Effect:

(i)            the Intellectual Property owned or co-owned by the Company or its Subsidiaries is owned by them free and clear of all Encumbrances other than non-exclusive licenses granted in the ordinary course of business consistent with past practice and, to the Knowledge of the Company, is not infringed, misappropriated, or otherwise violated by any Person;

(ii)           since December 31, 2008, neither the Company nor its Subsidiaries has sent any written notice to or asserted or threatened any action or claim against any Person relating to infringement, misappropriation, dilution, validity, inventorship, scope, use, or ownership or any Intellectual Property owned or co-owned by the Company or its Subsidiaries;

(iii)           since December 31, 2009, neither the Company nor its Subsidiaries has received any written notice or written claim challenging the validity, enforceability, scope, use or ownership of any Intellectual Property owned by the Company or its Subsidiaries;

(iv)           the Intellectual Property owned or co-owned by the Company and its Subsidiaries, and, to the Knowledge of the Company, the Intellectual Property licensed by the Company or its Subsidiaries from any Person, is not subject to any outstanding order, judgment or decree adversely affecting the Company’s or its Subsidiaries’ use thereof or its rights thereto;

(v)            with the exception of third party Intellectual Property under which the Company has obtained a license or other rights to practice or is currently negotiating for said license or rights, since December 31, 2008, the Company and its Subsidiaries, to the Knowledge of the Company, are not and have not knowingly infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party;

(vi)           since December 31, 2008, neither the Company nor its Subsidiaries has received any written notice or written claim threatening or asserting any infringement,  or misappropriation, dilution, or other violation of Intellectual Property, or offering to license any Intellectual Property;

(vii)           no material Intellectual Property owned or co-owned by the Company and its Subsidiaries is knowingly being disclosed, used, or enforced by the Company or any of its Subsidiaries in any manner that would reasonably be expected to result in the abandonment, cancellation, or unenforceability of any such Intellectual Property;

(viii)         To the Knowledge of the Company, the Company owns, has all title to, and otherwise has rights to use, sell, transfer and otherwise exploit all software and copyrights in any software used in the products currently sold by the Company (the “Software”); to the Knowledge of the Company, the Company and its Subsidiaries possess or control the source code, object code and documentation for all Software; to the Knowledge of the Company,  no person other than the Company and its Subsidiaries has any ownership right or interest in or with respect to any Software; to the Knowledge of the Company, the Company and its Subsidiaries have disclosed source code to Software only pursuant to written confidentiality terms that reasonably protect the Company or its Subsidiary's rights in such Software; to the Knowledge of the Company, no Software is subject to any obligation that would require the Company or its Subsidiaries to divulge to any person any source code or trade secret that is part of any Software;

(ix)           the Company and its Subsidiaries have taken commercially reasonable steps to protect the Company's and its Subsidiaries' trade secrets;

(x)           the Company and its Subsidiaries have taken commercially reasonable and, to the Knowledge of the Company, legally sufficient steps to ensure that they own all Intellectual Property arising from the activities of their employees and maintain and protect trade secret and confidential information, including, without limitation, requiring each employee to enter into a written agreement requiring them to assign Intellectual Property rights in their work product to the Company or one of its Subsidiaries, and requiring them not to improperly disclose or use trade secret or confidential information; the Company and its Subsidiaries have not disclosed to any third Person any trade secret used in serology or molecular hematology business other than pursuant to written confidentiality and non-use agreements that are sufficient to maintain the trade secrets;

(xi)            neither the Company nor its Subsidiaries knowingly use the Intellectual Property of third parties other than pursuant to valid, effective written license agreements; and

(xii)           the Company and its Subsidiaries maintain policies and procedures regarding data security, data protection and privacy that are commercially reasonable and data protection authorizations required by such policies and procedures are in place; since the Applicable Date, there has been no material security breach relating to, or any material violation of, any security, data protection, or privacy policy; to the Knowledge of the Company, since the Applicable Date, there has been no material unauthorized access or material unauthorized use of, any third party data by the Company or any of its Subsidiaries, including any data obtained from customers which the Company or its Subsidiaries are obligated to maintain in confidence, and the personally identifiable information of any natural persons.

Section 5.18.          Insurance.  The Company has delivered or made available to Parent all material fire and casualty, general liability, employee related, directors and officers and business interruption insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”).  Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, neither the Company nor any of its Subsidiaries is in breach or default of any Insurance Policy and neither the Company nor any of its Subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies, with such exceptions that would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.19.           Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has engaged any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions, finder’s or other similar fees in connection with the Offer, the Merger or the other transactions contemplated in this Agreement, except that the Company Board of Directors has engaged the Company Financial Advisor.

Section 5.20.           Regulatory Matters.

(a)           Each of the Company and its Subsidiaries has all material Licenses and other material governmental authorizations, consents, approvals and clearances, and has submitted all material notices to, all Governmental Entities, including the United States Food and Drug Administration (the “FDA”), and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, use, manufacturing, advertising, distribution and sale of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the Company or any such Subsidiary to own, lease and operate its properties or other assets and to carry on and operate its respective businesses as currently conducted (the “Company Permits”), except those the absence of which would not reasonably be expected to have a Company Material Adverse Effect. All such Company Permits are valid, and in full force and effect, except for such Company Permits that the failure to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect.  There has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit, except for matters that would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Since June 1, 2010, except as would not reasonably be expected to have a Company Material Adverse Effect, all of the Company Products that are subject to the jurisdiction of the FDA or any other Company Regulatory Agency are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, advertised, promoted, detailed and distributed by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries in compliance in all material respects with all applicable requirements under any Company Permit and all applicable Laws, including applicable statutes and implementing regulations administered or enforced by the FDA or other Company Regulatory Agency.

(c)           Since June 1, 2010, neither the Company nor any of its Subsidiaries has had any Company Product or manufacturing site and, to the Knowledge of the Company, no contract manufacturer for Company Products has had any manufacturing site that performs any manufacturing for any Company Products, subject to a Company Regulatory Agency (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Company Regulatory Agency written notice of material inspectional observations, “warning letters”, “untitled letters” or written requests to make material changes, in each case as it applies to the Company Products or any of the Company’s manufacturing or distribution processes or procedures for Company Products or any of the manufacturing processes or procedures of any contract manufacturer of Company Products, in each case except for matters that would not reasonably be expected to have a Company Material Adverse Effect.

(d)           Since June 1, 2010, all manufacturing operations conducted by the Company or any of its Subsidiaries have been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820 for Company Products sold in the United States, and the respective counterparts thereof promulgated by Company Regulatory Agencies in countries outside the United States, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(e)           None of the Company or any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Company Regulatory Agency, other than any such agreement, decree or order that has been previously disclosed in any other filing with a Company Regulatory Agency.

(f)           Neither the Company nor any of its Subsidiaries has received any written notice or information from the FDA or any other Governmental Entity that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Company Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Company Products.

(g)           To the Knowledge of the Company, the Company has not made any untrue statement of a material fact or fraudulent statement to the FDA or any comparable foreign Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any comparable foreign Governmental Entity, or committed an act, made a statement or failed to make a statement, that (in any such case) would reasonably be expected to establish a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in the FDA’s Compliance Policy Guide Sec 120.100 (CPG 7150,09) or for any comparable foreign Governmental Entity to invoke any similar policy.  None of the Company or, to the Knowledge of the Company, any of its employees, agents or subcontractors, has been convicted of any crime or engaged in any conduct that would have resulted in, or would reasonably be expected to result in, debarment or disqualification by the FDA or any comparable foreign Governmental Entities, and there are no proceedings pending or, to the Knowledge of the Company, threatened that reasonably would be expected to result in criminal liability or debarment or disqualification by the FDA or any comparable foreign Governmental Entities.

(h)           The Company is not debarred or otherwise excluded from, or restricted in any manner from, participation in any government program related to medical products and, to the Knowledge of the Company, the Company does not employ or use the services of any individual who is debarred or otherwise excluded or restricted.

(i)           Notwithstanding any other provision of this Agreement, this Section 5.20 sets forth the sole and exclusive representations and warranties of the Company with respect to the regulatory matters described in this Section 5.20.

Section 5.21.         Key Customers and Suppliers.  Section 5.21 of the Company Disclosure Letter sets forth a list of the ten (10) largest customers in the United States (the “Key Customers”) of the Company and its Subsidiaries based on total revenue generated for such customers for the twelve (12) month period ended May 31, 2011.  Section 5.21 of the Company Disclosure Letter sets forth a list of the five (5) largest suppliers (the “Key Suppliers”) of the Company and its Subsidiaries based on total amount paid to each supplier for the twelve (12) month period ended May 31, 2011.  None of the Key Customers or Key Suppliers has cancelled, or otherwise modified in any material adverse manner or has delivered written notice of its intent to cancel or materially reduce its business with the Company and its Subsidiaries.

Section 5.22.        Affiliate Transactions.  To the Knowledge of the Company, since February 28, 2011 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports publicly filed prior to the date hereof.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which relevance of such item is reasonably apparent regardless of whether a specific cross-reference is made), Parent and Merger Sub each hereby represent and warrant to the Company that:

Section 6.1.          Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not reasonably be expected to have a Parent Material Adverse Effect.  The organizational or governing documents of Parent and Merger Sub are in full force and effect.  Neither Parent nor Merger Sub is in violation of its organizational or governing documents.  True, correct and complete copies of the organizational or governing documents of Parent and Merger Sub have previously been provided to the Company.

Section 6.2.          Corporate Authority.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Offer, the Merger or the other transactions contemplated hereby.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Offer, the Merger or the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement has been duly executed by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 6.3.            Governmental Filings; No Violations; Etc.

(a)           Other than the filings and/or notices pursuant to (i) the Exchange Act, (ii) the HSR Act, (iii) the GBCC, (iv) the rules and regulations of Nasdaq, and (v) applicable state securities or blue sky laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby, except where a failure to make such filing or notification would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the organizational or governing documents of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any of such Contracts.

(c)           Neither Parent nor any of its Subsidiaries has any reason or belief that all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement will not be obtained on a timely basis.

Section 6.4.             Disclosure Document.

(a)           The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to Company Shareholders and at the time such shareholders vote on approval of the Merger and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)           The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that the representations and warranties contained in this Section 6.4 will not apply to statements or omissions included in the Schedule TO and the Offer Documents based upon information furnished in writing to Parent or Merger Sub by the Company specifically for use therein.

Section 6.5.            Litigation.  There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the Offer, the Merger or any of the other transactions contemplated by this Agreement, except as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.6.           Available Funds.  Parent has delivered to the Company true and complete copies of (i) the executed equity commitment letter, dated as of the date of this Agreement (the “Equity Commitment Letter”), pursuant to which TPG Partners VI, L.P. has committed, upon the terms and subject to the conditions thereof, to invest in Parent the cash amount set forth therein (the “Equity Financing”), and (ii) the executed commitment letter, dated as of the date hereof, among IVD Acquisition Corporation, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), pursuant to which the lenders party thereto (together with their officers, employees, directors, affiliates, partners, controlling parties, advisors, agents and representatives, the “Financing Sources”) have agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  The Commitment Letters have not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement.  As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent or contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by the Commitment Letters. There are no side letters or other contracts or arrangements (oral or written) related to the Financing (except for customary fee letters and engagement letters, a complete copy of each of which has been provided to the Company, with only the fee amounts and certain other terms (none of which would adversely affect the amount or availability of the Debt Financing) redacted, relating to the Debt Financing between Parent, Merger Sub or the Guarantor, on the one hand, and the providers of the Debt Financing, on the other hand) other than the Commitment Letters.  Subject to the  satisfaction of the conditions contained in Section 8.1 and 8.2 hereof  and subject to the conditions of the Financing set forth in the Commitment Letters and subject to the terms and conditions of the Commitment Letters, the aggregate proceeds contemplated from the Financing, together with other financial resources of Parent and Merger Sub and Company cash will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including (A) the payment of the aggregate Offer Price and Per Share Merger Consideration and any other amounts required to be paid pursuant to Article IV, and (B) the payment of all fees and expenses and other payment obligations required to be paid or satisfied by Parent, Merger Sub and the Surviving Corporation in connection with the Offer, the Merger and the Financing, including any repayment or refinancing of Indebtedness as a result of the consummation of the Offer and the Merger.  As of the date of this Agreement, (1) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or Merger Sub under the Commitment Letters or, to the knowledge of Parent, any other party to the Commitment Letters, and (2) subject to the satisfaction of the conditions contained in Section 8.1 and Section 8.2 hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement will not be available to Parent at the Effective Time.  As of the date hereof, Parent and Merger Sub are not aware of any fact or occurrence that makes any of the representations or warranties of Parent or Merger Sub relating to Parent and Merger Sub, in any of the Commitment Letters inaccurate in any material respect.  Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letters.

Section 6.7.          Guaranty.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty.  The Guaranty is in full force and effect and is the valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guaranty.

Section 6.8.           Solvency.  Immediately after giving effect to the transactions contemplated by this Agreement (including the Financing, any alternative financing and the Payment of the aggregate Offer Price and Per Share Merger Consideration in connection with the transactions contemplated hereby), (a) the Surviving Corporation and its Subsidiaries, taken as a whole, will not have incurred debts beyond its ability to pay such debts as they mature or become due, (b) the then present fair salable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their respective probable liabilities (including the probable amount of all contingent liabilities) and their respective debts as they become absolute and matured, (c) the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, in each case at a fair valuation, will exceed their respective debts (including the present value of the probable amount of all contingent liabilities) and (d) the Surviving Corporation and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Corporation, the Company or any of its Subsidiaries.

Section 6.9.            Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, no par value per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Acceptance Time and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 6.10.           Finders or Brokers.  Neither Parent nor any of its Subsidiaries nor any of their respective officers, directors or employees has engaged any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions, finder’s fees or similar fees in connection with the Offer, the Merger or the other transactions contemplated in this Agreement.

Section 6.11.           Certain Arrangements.  There are no Contracts (a) between Parent, Merger Sub, the Guarantor or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the transactions contemplated by this Agreement or (b) pursuant to which any Company Shareholder would be entitled to receive consideration of a different amount or nature than the Offer Price or Per Share Merger Consideration or pursuant to which any Company Shareholder agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 6.12.           Company Shares.  None of Parent, Merger Sub nor the Guarantor, alone or together with any other Person (a) is, nor at any time during the last five (5) years has it been, an “interested shareholder” of the Company under the GBCC or (b) has taken any action that would cause, alone or in conjunction with any other actions, events or circumstances, any anti-takeover statute under the GBCC or otherwise to be applicable to this Agreement.  None of Parent, Merger Sub, the Guarantor or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, or is a party to any Contract (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company.

Section 6.13.            No Other Company Representations or Warranties.»  Except for the representations and warranties set forth in Article V, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub.  Neither the Company nor any of its Subsidiaries, nor or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms”, confidential information memoranda or management presentations in anticipation or contemplation of any of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 6.14.           Non-Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, or any other Person, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, has made or is making any warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE VII

COVENANTS

Section 7.1.             Interim Operations.

(a)           The Company agrees that, between the date of this Agreement and the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 7.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and the Subsidiaries shall be conducted in all material respects in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, except (A) as expressly contemplated by this Agreement, (B) as set forth in Section 7.1(a) of the Company Disclosure Letter, (C) as required by applicable Law or (D) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company agrees that neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following:

(i)           amend or restate the articles of incorporation or bylaws of the Company, or such similar organizational or governing documents of each of its Subsidiaries;

(ii)           grant, issue, deliver, sell, transfer, dispose of, pledge or encumber any shares of the Company’s or any of its Subsidiaries’ capital stock or equity interests, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities, other than the issuance of Shares issuable upon the exercise of Company Options or upon the vesting of RSUs outstanding under the Stock Plans as of the date of this Agreement or issued as required by the employment agreements and the Stock Plans;

(iii)           declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests, except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary;

(iv)           reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or equity interests of the Company or any of its Subsidiaries;

(v)           (A) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business or business organization, any division or business unit thereof or any material assets, (B) incur, create, assume or otherwise become liable for any amount of Indebtedness or other liability or issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become responsible or liable for any liability of any other Person other than (1) in the ordinary course of business consistent with past practice or (2) draws on any existing credit facility or line of credit of the Company or any of its Subsidiaries solely for working capital purposes, (C) enter into any new line of business, (D) make any loans, advances or capital contributions to, or investments in, Persons other than wholly owned Subsidiaries and other than in the ordinary course of business consistent with past practice, or (E) sell, lease, license, encumber or otherwise dispose of or transfer (by merger, consolidation, sale of stock or assets or otherwise) any amount of its assets other than in the ordinary course of business consistent with past practice;

(vi)           make or commit to make any capital expenditure (not including capital expenditures for rental instruments) other than in respect of those capital expenditure projects that are (A) contemplated by the Company’s fiscal year 2012 forecast or (B) not in excess of $5,000,000 in the aggregate;

(vii)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

(viii)          (A) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to its current or former directors, officers or Employees, except for increases required under employment agreements existing on the date hereof, (B) enter into or amend or otherwise alter any employment, change of control, retention or severance agreement with, or establish, adopt, enter into or amend any Benefit Plan (other than ordinary course changes to any ERISA plan other than severance plans), (C) except as required under any employment agreement existing on the date hereof or as may be required to implement the actions contemplated by this Agreement, including Section 4.3 and Section 7.8, accelerate the vesting or payment of any compensation or benefit under any Benefit Plan, or (D) take any action to fund the payment of compensation or benefits under any Benefit Plan, except, in the case of clauses (C) and (D), in the ordinary course of business consistent with past practice, or as may be required by the terms of any Benefit Plan in effect on the date hereof or to comply with applicable Law, including Section 409A of the Code;

(ix)           unless otherwise required by Law, enter into any collective bargaining agreement or other contract with a labor union, works council or other labor organization;

(x)           make any material change to its methods of accounting, principles or practices (or change an annual accounting period) in effect as of the date of this Agreement, except as required by changes in GAAP or Law or by the SEC or as recommended by the Company’s independent registered public accounting firm;

(xi)           (A) make, change or rescind (or file a request to make, change or rescind) any material Tax election, (B) settle or compromise any material Tax liability, audit claim or assessment, (C) surrender any right to claim for a Tax refund, (D) change in any material respect (or file a request to make any such change) any accounting method in respect of Taxes, (E) file any amendment to an income or other material Tax Return, (F) enter into any closing agreement, settle or compromise any material claim or material assessment in respect of Taxes, or (G) consent to any extension or waiver of the statute of limitations applicable to any claim or assessment in respect of Taxes, except, in each case, as required by Law;

(xii)           write up, write down or write off the book value of any of its material assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be required by GAAP;

(xiii)           (A) waive, settle, satisfy or compromise any claim against the Company (which shall include any pending or threatened action), except to the extent subject to reserves existing on the date of this Agreement, or (B) waive, settle, satisfy or compromise any material claim by the Company, except in the ordinary course of business consistent with past practice;

(xiv)           other than in the ordinary course of business consistent with past practice and on terms not materially adverse to the Company and the Subsidiaries taken as a whole, enter into, amend, modify, cancel, waive any rights under or consent to the termination of any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement;

(xv)           enter into, renew or amend in any material respect any transaction, Contract, arrangement or understanding between the Company or any Subsidiaries, on the one hand, and any Affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, except for any agreement, renewal or amendment made in the ordinary course of business consistent with past practice or contemplated by the Company’s fiscal year 2012 budget;

(xvi)           (A) assign, transfer, license or sublicense, mortgage or encumber any material Intellectual Property owned by the Company or any of its Subsidiaries, except for non-exclusive licenses or non-exclusive sublicenses of such Intellectual Property in the ordinary course of business consistent with past practice, or (B) fail to pay any fee, take any action, protect any trade secret, or make any filing reasonably necessary to maintain its ownership of the material Intellectual Property owned by the Company or any of its Subsidiaries; or

(xvii)           agree in writing to do any of the foregoing.

(b)           Without the prior written consent of the Company, Parent and Merger Sub shall not, and shall cause the Guarantor and their respective Affiliates to not, (i) enter into discussions or negotiations regarding any Contracts or arrangements or understandings (whether oral or written) or commitments to enter into Contracts, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any Contracts, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses (i) and (ii) that are between Parent, Merger Sub, the Guarantor or any of their Affiliates, on the one hand, and any officer or director of the Company or any of its Subsidiaries, on the other hand.

(c)           If the Company identifies any activities of the Company or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that the Company reasonably believes to be in violation of the FCPA, the Company shall use reasonable best efforts to cause each of its Subsidiaries and Affiliates to cease such activities and take any additional remedial action reasonably requested by Parent or that the Company reasonably deems appropriate under the circumstances.

Section 7.2.            Acquisition Proposals.

(a)           Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Atlanta time) on August 15, 2011 (the “No-Shop Period Start Time”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) shall have the right to, directly or indirectly, (i) initiate, solicit and encourage, whether publicly or otherwise, any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal) or the making of any proposals or offers that constitute Acquisition Proposals, including by way of (A) providing access to non-public information or data to any Persons pursuant to confidentiality agreements containing confidentiality terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), and (B) affording to any Persons access to the business, properties, assets and personnel of the Company and its Subsidiaries, provided, however, with respect to clauses (A) and (B), to the extent that the Company provides any material non-public information or access to any such Person on or after the date hereof, the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent and its Representatives any material non-public information or other access provided to such Person which was not previously provided to Parent or its Representatives, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal) and cooperate with or assist and participate in and facilitate any such inquiries, proposals, discussions and negotiations and any effort or attempt to make any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal).

(b)           Except as permitted by this Section 7.2 and except as may relate to any Exempted Person, from the No-Shop Period Start Time until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall, and the Company shall cause its Representatives to, not (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal (or inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal), (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, or (iii) enter into any Alternative Acquisition Agreement.  For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Time, the Company may continue to engage in the activities described in Section 7.2(a) only with respect to Persons who are Exempted Person, including with respect to any amended proposal submitted by any Exempted Person following the No-Shop Period Start Time and prior to the earlier of the Offer Closing and the time the Company Requisite Vote is obtained, and the restrictions in Section 7.2(c) and clauses (i) and (ii) of the foregoing sentence in this Section 7.2(b) shall not apply with respect thereto; provided that the provisions of Section 7.2(d) shall apply to an Acquisition Proposal of any Exempted Person.  No later than the second (2nd) Business Day following the No-Shop Period Start Time (and within two (2) Business Days of the Company’s receipt of any subsequent Acquisition Proposal), the Company shall provide Parent with the identity of any Person who has made or is making an Acquisition Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto, and will keep Parent reasonably and promptly informed as to the status of any material developments, modifications, discussions and negotiations with such Person.

(c)           Notwithstanding anything to the contrary contained in Section 7.2(b) or any other provisions of this Agreement, at any time following the No-Shop Period Start Time and prior to the earlier to occur of the Offer Closing and the time the Company Requisite Vote is obtained, if the Company receives a written Acquisition Proposal from any Person (including from an Exempted Person or from any Person with which the Company previously had discussions or negotiations prior to the No-Shop Period Start Time and ceased such discussions and negotiations at the No-Shop Period Start Time in accordance with Section 7.2(b)), (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof, (ii) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement, provided, however, that any material non-public information provided to such Person that has not previously been provided to Parent shall be provided to Parent and its Representatives as promptly as reasonably practicable (and in no event later than forty-eight (48) hours) after it is provided to such Person, and (iii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person with respect to an Acquisition Proposal, in the case of clauses (ii) and (iii), if and to the extent that prior to taking any action the Company Board of Directors determines in good faith based on the information then available and after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(d)           Except as set forth in this Section 7.2(d), the Company Board of Directors shall not (i) withhold, withdraw, qualify or modify or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation with respect to the Offer or the Merger; (ii) fail to make the Company Recommendation or fail to include such Company Recommendation in the Proxy Statement or in the Schedule 14D-9; (iii) after the No-Shop Period Start Time, fail to publicly reaffirm the Company Recommendation in writing as promptly as practicable, and in any event within four (4) Business Days after Parent requests such affirmation with respect to an Acquisition Proposal that has been publicly announced; (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal made or received after the date hereof  (any of the foregoing, a “Change of Recommendation”), or (v) cause or permit the Company to enter into any Alternative Acquisition Agreement.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the earlier of the Offer Closing and the time the Company Requisite Vote is obtained, the Company Board of Directors may, (x) if an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal) that affects the business, assets or operations of the Company or its Subsidiaries that was not known to the Company as of the date hereof becomes known by the Company Board of Directors after the date hereof, effect a Change of Recommendation, or (y) if the Company receives an Acquisition Proposal that the Company Board of Directors concludes in good faith after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (A) effect a Change of Recommendation, (B) approve or recommend such Superior Proposal or (C) cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”) and terminate this Agreement or otherwise take action pursuant to Section 9.1(c), and in the case of either clause (x) or (y), if, and only if:

(i)            the Company Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law; and

(ii)           the Company shall have provided prior written notice to Parent and Merger Sub, at least four (4) Business Days in advance, that it will (A) effect a Change of Recommendation, (B) approve or recommend any Superior Proposal or (C) cause the Company to enter into any Alternative Acquisition Agreement and terminate this Agreement; provided, however, that the Company Board of Directors shall not and shall cause the Company not to take any such action unless: (1) the Company has given Parent notice, in writing, of (x) the basis for the Change of Recommendation or termination and, (y) with respect to the Superior Proposal, the identity of the party making such Superior Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto, (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and Merger Sub for such four (4) Business Day notice period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement, the Commitment Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board of Directors shall have considered in good faith any proposed revisions to this Agreement, the Commitment Letters and the Guaranty proposed by Parent, and shall have determined that, as applicable, (x) the Superior Proposal would continue to constitute a Superior Proposal or (y) failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, and the Company shall have informed Parent of the basis of such determination, and (4) in the event of any material change to the terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described above and the notice and negotiation period shall have recommenced, except that the notice and negotiation period shall be at least one (1) Business Day (rather than the three (3) Business Days otherwise contemplated above); provided, further, that the Company has complied in all material respects with its obligations under this Section 7.2.

(e)           Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable Laws with regard to an Acquisition Proposal (including taking and disclosing to its shareholders any position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012 of Regulation M-A under the Exchange Act), and notwithstanding anything contained in this Agreement, it is understood that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not violate Section 7.2(b) or constitute a Change of Recommendation.

(f)           From and after the date hereof, the Company agrees that it will promptly (and in any event within forty-eight (48) hours) notify Parent  of the identity of any party making an Acquisition Proposal and provide Parent with an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and, a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto and thereafter shall keep Parent reasonably and promptly informed as to the status of any material changes to the terms thereof.

Section 7.3.             Shareholders’ Meeting; Proxy Statement.

(a)           As soon as practicable following the date of this Agreement, Parent and the Company shall jointly prepare the Proxy Statement, and the Company shall file the Proxy Statement with the SEC as promptly as practicable (and in any event by July 18, 2011), and shall use its reasonable best efforts to respond to the comments of the SEC as promptly as practicable.  The Company shall furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with such actions, and Parent shall furnish all information concerning it and Merger Sub as the Company may reasonably request in connection with such actions.  Each party to this Agreement will notify the other parties and the Company Board of Directors promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information with respect thereto, and will supply the other parties with copies of all correspondence between such party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement or the Merger.  If (i) at any time prior to the Shareholders’ Meeting, any event should occur relating to the Company or any of the Subsidiaries that should be set forth in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly inform Parent and (ii) if at any time prior to the Shareholders’ Meeting, any event should occur relating to Parent or Merger Sub or any of their respective associates or Affiliates, or relating to the plans of any such persons for the Company after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement, Parent will promptly inform the Company, and in the case of (i) or (ii) the Company and Parent, will, upon learning of such event, promptly prepare, and the Company shall file with the SEC and, if required, mail such amendment or supplement to the Company Shareholders; provided, prior to such filing, the Company and Parent shall consult with each other with respect to such amendment or supplement and shall incorporate the other’s comments, except with respect to any comment that would create a misstatement of fact or an omission of a material fact.  Each of Parent and Merger Sub shall vote, or cause to be voted, in favor of the adoption of this Agreement all Shares directly or indirectly beneficially owned by it, and to otherwise take all reasonable best efforts to cause the Merger to occur.

(b)           If the adoption of this Agreement by the Company Shareholders is required by applicable Law, then the Company shall (i) establish a record date not later than five (5) Business Days after the Proxy Statement Clearance Date for and give notice of a meeting of the Company Shareholders, for the purpose of voting upon the adoption of this Agreement (the “Shareholders’ Meeting”), and (ii) mail to the holders of Shares as of the record date established for the Shareholders’ Meeting a Proxy Statement (the date of such mailing, the “Proxy Date”). The Company shall duly call, convene and hold the Shareholders’ Meeting within forty (40) days following the Proxy Statement Clearance Date or as promptly as reasonably practicable thereafter.  Unless the Company Board of Directors shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected a Change of Recommendation (but, for the avoidance of doubt, unless this Agreement is terminated pursuant to Section 9.1, any such Change of Recommendation shall not relieve the Company of its obligation to give notice of, convene and hold a meeting of its shareholders in accordance with this Section 7.3), the Company shall solicit proxies in favor of the adoption of this Agreement and shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all applicable Laws.  Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Shareholders’ Meeting (A) as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting and (B) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting.  Furthermore, the Company shall at the reasonable request of Parent, adjourn or postpone the Shareholders Meeting (A) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) as necessary to permit additional solicitation of proxies in favor of adoption of this Agreement.  The Company shall, upon the reasonable request of Parent, advise Parent on at least a daily basis on each of the seven (7) Business Days prior to the scheduled date of the Shareholders’ Meeting as to the aggregate tally of affirmative proxies received from the Company Shareholders.

(c)           Notwithstanding the foregoing, in the event that the number of Shares owned by Merger Sub, Parent and their Affiliates, in the aggregate, following the Offer and the exercise, if any, of the Top-Up Option, is equal to at least one Share plus ninety percent (90%) of the outstanding Shares, each of the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective (including the transfer of Shares owned by Parent and Affiliates of Parent and Merger Sub to Merger Sub) as soon as practicable on the last of (i) the expiration date of the Offer and (ii) in the event that Merger Sub shall have exercised the Top-Up Option and purchased the Top-Up Shares, on the day on which the Top-Up Closing occurs, without the Shareholders’ Meeting, in accordance with Section 14-2-1104 of the GBCC.

Section 7.4.           Best Efforts.

(a)           Governmental and Third Party Approvals.  Each of Parent and the Company shall, and shall cause their respective Subsidiaries and Affiliates to, use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, the Offer, the Merger and the other transactions contemplated hereby, including (i) preparing and filing as soon as practicable after the date hereof all forms, applications, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any Governmental Entity or other third party, (ii) obtaining all necessary consents, approvals, authorizations or waivers from, and providing notices to, Governmental Entities or third parties, including providing any further information as may be required by such Governmental Entity or third party and (iii) the execution and delivery of any additional instruments required by applicable Law necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.  In furtherance of and not in limitation of the foregoing, each of the parties hereto agrees to (A) make an appropriate filing of a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act (and to make such other filings as are required by any foreign Governmental Entity under applicable Antitrust Laws) with respect to the Offer, the Merger and the other transactions contemplated hereby as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof, (B) supply as promptly as practicable any additional information and documentary material that may be requested during the initial waiting period under the HSR Act or any other Antitrust Laws, (C) in the event such party receives any request for additional information issued by the FTC or the DOJ under the HSR Act and similar requests issued by foreign Governmental Entity under other Antitrust Laws, promptly comply with such requests and certify compliance with such requests within sixty (60) days after the receipt of such request, and contest, in accordance with the relevant provisions of the HSR Act and the related rules and procedures (or the relevant provisions under other Antitrust Laws), any conclusion or determination by a third party that any party to this Agreement has not complied with any such request, and (D) use its best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with this Section 7.4 to cause the expiration or early termination of the applicable waiting periods under the HSR Act and other applicable Antitrust Laws.  Each of Parent and the Company agrees that without the prior written consent of the other party, it shall not, and shall cause its Representatives not to, take any action that will have or may have the effect of extending any waiting period under the HSR Act or other Antitrust Laws.  Parent shall pay all filing fees under the HSR Act, and the Company shall not be required to pay any fees or other payments to any Governmental Entity in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws (other than normal filing fees that are imposed by Law on the Company).  Each of the parties agrees to provide such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)           Information.  The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Offer, the Merger and the transactions contemplated by this Agreement.  All information and materials provided pursuant to this Agreement shall be deemed Evaluation Material and shall be governed by the provisions of the Confidentiality Agreement.

(c)           Notification.  Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the Offer, the Merger and the other transactions contemplated hereby.  In that regard, each party shall: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any material communications from or with any Governmental Entity or other third party with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity or other third party with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement and (iii) to the extent practical and subject to applicable legal limitations and the instructions of any Governmental Entity, not participate in any meeting with (A) any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement and (B) any third party (excluding Governmental Entities) with respect to any material consent, approval or waiver in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, in each case, unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity or other third party, as applicable, gives the other parties the opportunity to attend and participate thereat.

(d)           Regulatory Matters.  Without limiting the generality of the foregoing:

(i)           Parent shall and, shall cause its Subsidiaries and Affiliates to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Entity, so as to enable the parties to cause the Offer Closing or Merger Closing, as applicable, to occur as soon as practicable (and in any event no later than three (3) Business Days prior to the Outside Date), including (A) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates, or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (B) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates; (C) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates, and (D) entering or offering to enter into agreements and stipulating to the entry of an order or decree or filing appropriate applications with any Governmental Entity in connection with any of the actions contemplated by the foregoing clauses (A) through (C) (provided that the Company shall not be obligated to take any such action unless the taking of such action is conditioned upon the consummation of the Offer, the Merger and the other transactions contemplated hereby), in each case, as may be necessary, required or advisable in order to obtain clearance under the HSR Act or other Antitrust Laws, to avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the Offer, the Merger or the other transactions contemplated hereby, or to avoid the commencement of any action or proceeding that seeks to prohibit the Offer, the Merger or any other transaction contemplated by this Agreement.

(ii)           If any objections are asserted with respect to the Offer, the Merger or the other transactions contemplated hereby under Antitrust Laws or any other Law relating to regulatory matters or if any action or proceeding, whether judicial or administrative, is instituted by any Governmental Entity or any private party challenging the Offer, the Merger or any of the other transactions contemplated hereby as violative of Antitrust Laws or any other Law relating to regulatory matters, each of the parties hereto shall cooperate with one another and use its best efforts to: (A) oppose or defend against any action to prevent or enjoin consummation of the Offer, the Merger and the other transactions contemplated hereby and/or (B) take such action as necessary to overturn any action by any Government Entity or private party to block consummation of the Offer, the Merger and any of the other transactions contemplated hereby, including by defending any action or proceeding brought by any Governmental Entity or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Offer, the Merger or the other transactions contemplated hereby, or in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Laws so as to permit consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 7.5.           Access and Reports.  Subject to applicable Law and applicable contractual restrictions, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts and records.  The foregoing shall not require the Company (a) to provide access to or otherwise make available or furnish any books, Contracts or records governed by a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of counsel jeopardize any attorney-client, work product or other legal privilege or protection (it being agreed that, in the case of clauses (a) and (b), that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection), (c) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement, or (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of counsel violate any applicable Laws.  All requests for information made pursuant to this Section 7.5 shall be directed to the executive officer or other Person designated by the Company.  All such information shall be deemed Evaluation Material and be governed by the terms of the Confidentiality Agreement.  Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any customer or supplier of the Company in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company.

Section 7.6.            Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.  Neither Parent nor the Company shall cause the Shares to be de-listed from Nasdaq prior to the Effective Time.

Section 7.7.            Publicity.  Except with respect to any action taken pursuant to, and in accordance with, Section 7.2 or Article IX, the initial press release regarding the Offer and the Merger shall be a joint press release in a mutually agreed form, and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Government Entity, provided, however, that the party seeking to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement shall not be required to provide any such opportunity to consult to the other party in connection with any disclosure contemplated by Section 7.2 or any disclosure of Parent or Merger Sub in response thereto or in connection therewith, and this Section 7.7 shall terminate if the Company makes a Change of Recommendation.

Section 7.8.           Employee Matters.

(a)           For the period commencing at the Effective Time and ending on December 31, 2012, Parent agrees to cause the Surviving Corporation and all of its Subsidiaries to maintain base salary and target bonus opportunity under annual and long-term bonus plans (without regard to whether long-term bonus plans are paid in equity) and benefits (other than equity-based compensation  or any defined benefit plan) for any employee of the Company or any of its Subsidiaries who remains employed with the Surviving Corporation or any if its Subsidiaries after the Effective Time that are no less favorable in the aggregate than the compensation, target bonus opportunities and benefits under the Benefit Plans that the Employees received or were eligible to receive immediately prior to the Acceleration Time; provided that neither the Parent, the Surviving Corporation nor any of their Subsidiaries shall be required to pay bonuses with equity.  Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, treat, and cause the applicable benefit plans in which Employees are entitled to participate after the Acceleration Time to treat, the service of Employees with the Company or any of its Subsidiaries attributable to any period before the Acceleration Time as service rendered to Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation for purposes of eligibility, vesting and level of benefits, including for vacation and severance (but not benefit accrual under any benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries in which Employees are eligible to participate after the Acceleration Time).  Without limiting the foregoing, Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, waive, and cause the applicable benefit plans in which Employees are entitled to participate after the Acceleration Time to waive, any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations with respect to any Employees and their eligible dependents, to the extent waived or satisfied under a similar Benefit Plan immediately prior to the Acceleration Time, and Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, recognize and credit, and cause the applicable benefit plans in which Employees are entitled to participate after the Acceleration Time to recognize and credit, any deductibles paid by Employees or their eligible dependents under any of the Benefit Plans that are group health plans in the plan year in which the Acceleration Time occurs towards deductibles under the group health plans of Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation.  Nothing in this Section 7.8(a) shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment or other service relationship of any such Employee at any time, or to amend or terminate any Benefit Plan to the extent permitted by applicable Laws and/or the Benefit Plans.

(b)           Except as otherwise expressly provided in this Agreement, Parent shall cause the Surviving Corporation and its Subsidiaries to continue to be obligated to perform, in accordance with their terms, the contractual rights of Employees, existing as of the date of this Agreement and disclosed in Section 7.8(b) of the Company Disclosure Letter (the “Change in Control Arrangements”).  For purposes of the Change in Control Arrangements, Parent acknowledges that the occurrence of the Acceleration Time will constitute a “change in control” and a “change of control” of the Company and its Subsidiaries.  Without limiting the foregoing, Parent acknowledges and agrees that the executive officers and directors and, as applicable, employees of the Company shall be entitled to the applicable payments and benefits as set forth in such Change in Control Arrangements in accordance with the terms thereof.  Parent agrees that for the fiscal year in which the Merger is consummated (i) the performance metrics under the Company’s bonus plans disclosed in Section 7.8(b)(i) of the Company Disclosure Letter (the “Bonus Plans”) will be appropriately adjusted to (A) eliminate the transaction costs and expenses incurred by the Company in connection with the consummation of the transactions contemplated by this Agreement and any costs, charges and expenses that result from or relate to changes in the Company’s capital structure resulting from the consummation of the transactions contemplated by this Agreement, and (B) take into account any capital investments or expenditures made after the Effective Time and not contemplated by the Company’s fiscal year 2012 budget as of the date of this Agreement, (ii) the bonuses actually payable to each eligible participant under the Bonus Plans shall be no less than the bonus calculated pursuant to the terms and conditions of the Bonus Plans based on actual performance, as adjusted under subpart (i) and subject to subpart (iii) of this sentence, for the portion of the fiscal year in which such participant was employed by the Company or its Subsidiaries during such fiscal year, (iii) if an eligible participant is employed by the Company or any of its Subsidiaries at the Acceleration Time, such participant will receive such payment under the applicable Bonus Plans unless such participant resigns or has his or her employment terminated for cause prior to the end of such fiscal year, and (iv) such amounts will be paid no later than the later of (A) two and one-half (2 ½) months following the end of such fiscal year or (B) March 15 of the year following the close of such fiscal year. Nothing in this Section 7.8 shall be treated as the establishment of, or an amendment to, any Benefit Plan (or an undertaking to amend any such plan) or shall be enforceable by any person under any Benefit Plan or any other employee benefit plan within the meaning of Section 3(3) of ERISA or otherwise, or shall confer any rights or benefits on any person other than the signatories to this Agreement.

Section 7.9.            Expenses.  Except as otherwise provided in Section 9.3 and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne by the Company, and all filing fees under the HSR Act and filings under any other Antitrust Laws and any other filings with any Governmental Entity, which shall be borne by Parent, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, whether or not the Offer, the Merger or any of such other transactions is consummated.

Section 7.10.           Indemnification; Directors’ and Officers’ Insurance.

(a)           Parent agrees and shall take all actions necessary such that all rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time now existing in favor of any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”) as provided in the respective articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries, and any indemnification agreements with any such persons shall survive the Offer and the Merger and the other transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

(b)           Parent shall maintain the existing officers’ and directors’ liability insurance policies maintained by the Company as of the date of this Agreement for a period of six (6) years from the Effective Time (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy); provided that after the Effective Time in no event shall Parent be required to expend annually in the aggregate an amount in excess of 350% of the last annual premium paid by the Company for such insurance prior to the date hereof in respect of coverage required to be obtained pursuant hereto; provided, however, that in lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such director and officer.

(c)           If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

(d)           The provisions of this Section 7.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 7.11.           Financing.

(a)           Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letters (including any flex provisions applicable thereto), including using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate definitive agreements with respect to the Debt Commitment Letter on terms and conditions contemplated by the Debt Commitment Letter (including flex provisions) and execute and deliver to the Company a copy thereof substantially concurrently with such execution, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Commitment Letters and the definitive agreements for the Financing and comply with their obligations thereunder, (iv) consummate the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Merger Closing, and to instruct the lenders and the other persons providing such Debt Financing to provide such Debt Financing upon satisfaction of such conditions, and (v) enforce its rights under the Commitment Letters in the event of a breach by the Financing Sources that impedes or delays the Merger Closing.  If all conditions to the lenders’ obligations under the Commitment Letters have been satisfied or, upon funding will be satisfied, Parent and Merger Sub shall use their reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Merger Closing Date, the Financing required to consummate the Merger and the other transactions contemplated by this Agreement (including by taking enforcement action, including through litigation, to cause such lenders and the other Persons providing such Financing to fund such Financing).  Parent and Merger Sub shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letters that amends the Financing and/or substitution of all or any portion of the Financing shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), (A) reduce the aggregate amount of the Debt Financing or Equity Financing (unless the Equity Financing or Debt Financing is increased by a corresponding amount on substantially the same terms as provided in the applicable Commitment Letter), (B) impose new or additional conditions precedent or contingencies to the Financing as set forth in the Commitment Letters (unless such conditions precedent or contingencies to the financing would not be (1) materially adverse to Parent, Merger Sub or the Company and (2) reasonably expected to prevent or impede or delay the Merger Closing), or (C) prevent or impede or delay the Merger Closing.  Parent and Merger Sub shall refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letters or in any definitive agreement related to the Financing.  Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing; provided, that Parent shall be under no obligation to disclose any information that is subject to an attorney-client or similar privilege or protection; provided further that, Parent shall give notice to the Company of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection.

(b)           If any portion of the Debt Financing becomes unavailable or Parent or Merger Sub becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable, in each case, in the manner or from the sources contemplated in the Debt Commitment Letter, Parent and Merger Sub shall promptly notify the Company and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative financial institutions upon terms not materially less favorable to Parent, Merger Sub and the Company than those in the Debt Commitment Letter, in an amount sufficient to consummate the Merger, the Offer and the other transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event.  Parent and Merger Sub shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing substantially concurrently with the execution thereof.

(c)           Parent and Merger Sub shall give the Company prompt oral and written notice (but in any event not later than forty-eight (48) hours after the occurrence of any of the following) (i) of any material breach or potential material breach threatened in writing by any party to the Commitment Letters or of any condition which may not be satisfied, in each case, of which Parent or Merger Sub becomes aware or any termination of the Commitment Letters, and (ii) the receipt of any written notice or other written communication from any Financing source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any of the Commitment Letters or definitive agreements related to the Financing of any provisions of the Commitment Letters or definitive agreements related to the Financing or (B) material dispute or disagreement between or among any parties to any of the Commitment Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Merger Closing, and (iii) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or definitive agreements related to the Financing.  As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence; provided that they need not provide any information that is privileged or that is requested for purposes of litigation.

(d)           Prior to the Effective Time, the Company agrees to provide, and shall cause its Subsidiaries and its and their Representatives to provide, at Parent’s sole expense, reasonable cooperation in connection with the arrangement of the Debt Financing (for purposes of this Section 7.11(d), including (i) any financing to be issued or incurred in lieu of any bridge facilities contemplated by the Debt Financing, or pursuant to any flex applicable to the Debt Financing and (ii) any alternative financing obtained in connection with Section 7.11(b)) as may be reasonably requested by Parent or Merger Sub, which shall include (A) using reasonable best efforts to cause its officers to participate in a reasonable number of meetings, road show presentations, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing, (B) using reasonable best efforts to assist with the preparation of customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda and lender and investor presentations), business projections and similar marketing documents required in connection with the Financing (all such documents and materials, collectively the “Offering Documents”) and other documents required in connection with obtaining the Debt Financing, but in each case, solely with respect to the information relating to the Company and its Subsidiaries and provided that any such Offering Documents shall contain disclosure and pro forma financial statements (if any) reflecting the Surviving Corporation and/or its Subsidiaries as the obligors, (C) issuing customary representation letters to auditors and using reasonable best efforts to (1) obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, (2) assist the Parent and Merger Sub in obtaining corporate, credit and facility ratings from rating agencies for the Debt Financing, and (3) assist the Parent and Merger Sub in obtaining other documentation and items contemplated by the Debt Commitment Letter or any definitive document relating to the Debt Financing as reasonably requested by Parent or Merger Sub, and (D) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Financing and documentation reasonably facilitating the pledging of collateral (including requesting payoff letters, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) contemplated by the Debt Financing; provided that (1) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (2) none of the Company or any Subsidiary shall be required to pay any fees (including commitment or other similar fees) or incur any other liability or expense in connection with the Financing (or any replacement thereof) prior to the Effective Time, (3) no incurrence of Indebtedness or other obligation of the Company or any of its Subsidiaries under the Debt Financing shall be effective until the Effective Time, (4) none of the Company or any of its Subsidiaries shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Law or any Contract to which the Company or any of its Subsidiaries is a party; provided that, the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection, (5) none of the Company or any Subsidiary shall be required to (x) take any action that will conflict with or violate the Company’s or such Subsidiary’s organizational documents or any Laws or result in the contravention of, or that would reasonably be expected to result in a material violation or breach of, or default under, any material Contract to which the Company or any of its Subsidiaries is a party or (y) issue any bank information memoranda, high-yield offering prospectuses or memoranda required in relation to the Debt Financing (and any such bank information memoranda, high-yield offering prospectuses or memoranda shall contain disclosure and pro forma financial statements (if any) reflecting the Surviving Corporation and/or its Subsidiaries as the obligors), and (6) none of the Company or any of its Subsidiaries shall be required to enter into or approve any financing or purchase agreement with respect to any matter relating to the Financing.  Parent shall, promptly upon request by the Company, reimburse the Company for all out of pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them prior to the Effective Time in connection with the Financing or the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries); except in the event such termination is determined to have arisen out of or resulted from the fraud, willful misconduct or intentional misrepresentation of the Company, its Subsidiaries or their respective Representatives, as determined by a final non-appealable judgment of a court of competent jurisdiction.  Notwithstanding anything to the contrary contained in this Agreement, the Financing is and will remain the sole responsibility of Parent and Merger Sub and none of the Company or any Subsidiaries or any of their respective Representatives (x) shall be required to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Effective Time, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent on the Effective Time, or (y) shall have any liability or incur any losses, damages or penalties with respect thereto.

(e)           If a Commitment Letter is amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 7.11(b), or if Parent substitutes other debt or equity financing for all or a portion of the Financing, each of Parent and the Company shall comply with its covenants in Sections 7.11(a), 7.11(b), 7.11(c) and 7.11(d) with respect to the Commitment Letter as so amended, replaced, supplemented or otherwise modified and with respect to such other financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing.

(f)           All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives or any other Person pursuant to this Section 7.11 shall be deemed Evaluation Material and shall be governed by the provisions of the Confidentiality Agreement, provided, that notwithstanding the terms of the Confidentiality Agreement, upon notice to the Company Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Debt Financing (including any alternative financing to be entered into pursuant to Section 7.11(b)) subject to customary confidentiality arrangements with such Persons regarding such information.  Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Merger Closing.

Section 7.12.          Other Actions.

(a)           Takeover Statutes.  If any Takeover Statute is or may become applicable to the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated by this Agreement after the date of this Agreement, Parent, the board of directors of Parent, the Company and the Company Board of Directors shall each use its respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize, to the extent possible, the effects of such statute or regulation on such transactions.

(b)           Rights Agreement.  The Company shall cause the Amended and Restated Shareholder Rights Agreement, dated as of November 20, 2001 and as amended effective April 20, 2009, and as further amended as of the date hereof (the “Rights Plan”), by and between the Company and Computershare Trust Company, N.A. (as successor for EquiServe Trust Company, N.A.), to terminate upon the Effective Time.  The Company has taken and will continue to take all actions necessary so that neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Offer, the Top-Up Option and the Merger) will cause any rights to be granted under the Rights Plan or cause the rights previously granted under the Rights Plan to become exercisable.

(c)           Section 16 Matters.  The Company Board of Directors shall take all such actions as may be necessary or appropriate to cause any disposition of the Shares or conversion of any derivative securities in respect of such Shares in connection with the consummation of the Offer, the Top-Up Option, the Merger and the other transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d)           Rule 14d-10(d) Matters.  Prior to the expiration of the Offer, the Compensation Committee of the Company Board of Directors shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

(e)           Other Actions By Parent and Merger Sub.  Parent and Merger Sub shall refrain (and shall each use their reasonable best efforts to cause their respective Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement.  Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub.

ARTICLE VIII

CONDITIONS

Section 8.1.            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver in writing if permissible under applicable Law, at or prior to the Effective Time, of each of the following conditions:

(a)           Shareholder Approval.  If required by applicable Law, the Company Requisite Vote shall have been obtained.

(b)           No Injunction.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or makes it illegal (collectively, an “Order”).

(c)           Antitrust Approval.  The waiting period applicable to the consummation of the Merger and, unless the Offer Termination shall have occurred, the Offer under the HSR Act shall have expired or been terminated and any applicable consent or approvals pursuant to German antitrust or merger control Laws shall have been obtained.

(d)           Purchase of Shares in the Offer.  Solely if the Offer Closing has occurred, Merger Sub shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Section 8.2.            Conditions to the Obligations of Parent and Merger Sub.  Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, the obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver in writing if permissible under applicable Law, at or prior to the Effective Time, of the following conditions:

(a)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Sections 5.2(a), 5.2(b), 5.2(d), 5.3 and 5.13 shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Closing Date, as though made on the Merger Closing Date, and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this Section 8.2(b), shall be true and correct as of the date of this Agreement and as of the Merger Closing Date, as though made on the Merger Closing Date (disregarding for purposes of this Section 8.2(b)(ii) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material Adverse Effect” and words of similar import set forth therein), except to the extent that any such representation and warranty expressly speaks as of a specified date or time, in which case such representation and warranty shall be true and correct as of such specified date or time, provided, however, that notwithstanding anything contained herein to the contrary, the condition set forth in this clause (ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct has had or would reasonably be expected to have a Company Material Adverse Effect. Solely for the purposes of clause (i) above, if one or more inaccuracies in the representations and warranties set forth in Section 5.2(a), 5.2(b) or 5.2(d) would cause damages or diminution in value to Parent or Merger Sub of $5 million or more, or would cause the aggregate amount required to be paid by Parent or Merger Sub to consummate the Offer, exercise the Top-Up Option, effectuate the Merger, consummate the transactions contemplated by this Agreement on the Merger Closing Date and pay all fees and expenses in connection therewith, to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (i) of this Section 8.2(b).

(c)           Performance of Obligations of the Company.  The Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Merger Closing.

(d)           Officer’s Certificate.  The Company shall have delivered to Parent a certificate signed by an officer of the Company and certifying as to the satisfaction by the Company of the applicable conditions specified in Section 8.2(a), 8.2(b) and 8.2(c) of this Agreement.

Section 8.3.           Conditions to the Obligations of the Company.  Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, the obligations of the Company to effect the Merger are further subject to the satisfaction or waiver in writing if permissible under applicable Law, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (A) as of the date of this Agreement and (B) as of the Merger Closing Date (disregarding for purposes of this Section 8.3(a) all qualifications or limitations set forth in any representations or warranties as to “materiality” and “Parent Material Adverse Effect” and words of similar import set forth therein) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a specified date or time, in which case such representation and warranty shall be true and correct as of such specified date or time), provided, however, that notwithstanding anything contained herein to the contrary, the condition set forth in this Section 8.3(a) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub are not so true and correct unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has had or would reasonably be expected to have a Parent Material Adverse Effect

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Merger Closing.

(c)           Officer’s Certificate.  Parent and Merger Sub shall have delivered to the Company a certificate signed by an officer of Parent and Merger Sub certifying as to the satisfaction by Parent and Merger Sub of the applicable conditions specified in Section 8.3(a) and 8.3(b) of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1.           Termination.  This Agreement may be terminated at any time prior to the Effective Time whether before or after receipt of the Company Requisite Vote:

(a)           by mutual written consent of the Company and Parent by action of their respective boards of directors.

(b)           by the Company or Parent, upon written notice to the other, if:

(i)           the Merger shall not have been consummated on or before December 15, 2011 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party (A) if the Offer Closing shall have occurred or (B) that has breached in any material respect its obligations under this Agreement in a manner that shall have been the principal cause of the failure of the Merger on or before such date;

(ii)           (A) any Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger or (B) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party if such legal prohibition or the issuance of such final and non-appealable Order was primarily due to such Party’s breach of any of its obligations under this Agreement; or

(iii)           the Company Shareholders shall have failed to approve this Agreement at the Shareholders’ Meeting or at any adjournment or postponement thereof.

(c)          by the Company, upon written notice to Parent specifying the provision or provisions hereof pursuant to which such termination is effected, if:

(i)           (A) the Company Board of Directors authorizes the Company, subject to complying in all material respects with Section 7.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (B) the Company prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.3;

(ii)           there has been a material breach by Parent or Merger Sub, as the case may be, of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Parent or Merger Sub, as the case may be, shall have become untrue, which in either case, (A) would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b), and (B) has not been cured within thirty (30) days following notice by the Company of such breach; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if (1) the Company is in material breach of any representation, warranty or covenant contained in this Agreement or (2) the Offer Closing shall have occurred;

(iii)           (A) (1) all the conditions to the Offer shall have been satisfied or waived as of the expiration of the Offer, and (2) Parent shall have failed to consummate the Offer promptly thereafter in accordance with Section 1.1, or (B) (x) all the conditions to the Offer (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the expiration of the Offer, (y) the Marketing Period has ended and (z) Parent shall have failed to consummate the Offer in accordance with Section 1.1 within three (3) Business Days after the later of (x) and (y); or

(iv)           (A) all the conditions set forth in Section 8.1 (other than Section 8.1(d)) and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing), and (B) Parent shall have failed to consummate the Merger by the time set forth in Section 1.6.

(d)          by Parent, upon written notice to the Company specifying the provision hereof pursuant to which such termination is effected, if:

(i)            the Company Board of Directors shall have made a Change of Recommendation or a Change of Recommendation shall have otherwise occurred; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if (A) the Offer Closing shall have occurred or (B) if required by applicable Law, the Company Requisite Vote shall have been obtained; or

(ii)           there has been a material breach by the Company of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of the Company shall have become untrue, which in either case, (A) would result in (1) if the Offer Termination shall have occurred, a failure of a condition set forth in Section 8.2(b) or Section 8.2(c), or (2) if the Offer Termination shall not have occurred, the failure of any condition to the Offer set forth in clauses (b) or (d) of Exhibit A, and (B) has not been cured within thirty (30) days following notice by Parent of such breach; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if (x) Parent is in material breach of any representation, warranty or covenant contained in this Agreement or (y) the Offer Closing shall have occurred.

Section 9.2.            Effect of Termination and Abandonment.  In the event of termination of this Agreement and the abandonment of the Offer, the Merger and the other transactions contemplated hereby pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that the provisions set forth in Section 7.9, the second to last and third to last sentences of Section 7.11(d), this Section 9.2, Section 9.3 and Article X and the Confidentiality Agreement and the Guaranty shall survive termination of this Agreement in accordance with their terms.

Section 9.3.             Termination Fee.

(a)           If, but only if, the Agreement is terminated by (A) either Parent or the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(d)(ii), and (B) the Company (1) receives or has received an Acquisition Proposal from a Third Party after the date hereof, which Acquisition Proposal is publicly disclosed either (x) at or prior to the time of the Shareholders’ Meeting or (y) prior to the termination of this Agreement if there has been no Shareholders’ Meeting, and (2) within twelve (12) months of the termination of this Agreement, enters into a transaction in connection with an Acquisition Proposal (regardless of whether such Acquisition Proposal is the same one referred to in clause (1) above), then the Company shall pay, or cause to be paid, to Parent (or such person who may be designated by Parent) an amount equal to the Company Termination Fee not later than the second (2nd) Business Day following the date of the consummation of such transaction.  Solely for purposes of this Section 9.3(a), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 10.7(a), except that all references to 20% therein shall be deemed to be references to 50%.

(b)           If:

(i)            the Company terminates this Agreement pursuant to Section 9.1(c)(i); or

(ii)           Parent terminates this Agreement pursuant to Section 9.1(d)(i),

then the Company shall pay Parent the Company Termination Fee (as defined below) payable by wire transfer of same day funds (A) concurrently with such termination, in the case of clause (i), and (B) within five (5) Business Days after such termination, in the case of clause (ii).  In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  As used herein, “Company Termination Fee” shall mean a cash amount equal to $45 million less any Parent Expenses previously paid in accordance with Section 9.3(d), except that in the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(i) (1) on or after the No-Shop Period Start Time in order to enter into a definitive agreement with respect to an Acquisition Proposal with a Person or group of Persons that at such time is an Exempted Person or (2) prior to the No-Shop Period Start Time, the “Company Termination Fee” shall mean a cash amount equal to $25 million less any Parent Expenses previously paid in accordance with Section 9.3(d).  Notwithstanding anything to the contrary in this Agreement (including Section 10.5), each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its Affiliates that if the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 9.3, the right to receive the Company Termination Fee, together with reimbursement of any applicable expenses pursuant to Section 9.3(e), shall constitute each of Parent’s and Merger Sub’s and each of their Affiliates’ and Representatives’ sole and exclusive remedy under this Agreement, and the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, each of their Affiliates and Representatives and any other Person in connection with this Agreement (and the termination hereof), the Offer, the Top-Up Option, the Merger and the other transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, their respective Affiliates or Representatives or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Affiliate arising out of or in connection with this Agreement, the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.  Parent shall not be entitled to specific performance under Section 10.5(d) or Section 10.5(e) if the Company has paid in full, and Parent or Merger Sub has accepted, the Company Termination Fee.

(c)            If:

(i)            the Company terminates this Agreement pursuant to Section 9.1(c)(ii) and the material breach by Parent or Merger Sub is the principal factor in the failure of the Offer or the Merger to be consummated;

(ii)           the Company terminates this Agreement pursuant to Section 9.1(c)(iii); or

(iii)          the Company terminates this Agreement pursuant to Section 9.1(c)(iv),

then in any such event under clause (i), (ii) or (iii) of this Section 9.3(c), in each case only if the condition set forth in Section 8.2(a) has been satisfied, Parent shall pay to the Company a termination fee of $90 million, in cash (the “Parent Termination Fee”) by wire transfer of same day funds as promptly as reasonably practicable (and, in any event, within two (2) Business Days following the date of termination of this Agreement), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  Subject to Section 10.5, the Company acknowledges and agrees on behalf of itself, its Affiliates and the Company Shareholders, that the Company’s right to receive payment of the Parent Termination Fee in accordance with this Section 9.3, together with reimbursement of any applicable expenses pursuant to Section 9.3(e), shall be the sole and exclusive remedy of the Company, its Affiliates and the Company Shareholders against Parent, Merger Sub, Guarantor, Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement, the Commitment Letters, the Guaranty, the Offer, the Top-Up Option, the Merger or the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement, the Commitment Letters, the Guaranty, the Offer, the Top-Up Option, the Merger or the transactions contemplated hereby, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The Company shall not be entitled to specific performance under Section 10.5(d) or Section 10.5(e) if the Parent has paid in full, and the Company has accepted, the Parent Termination Fee.

(d)           In the event that: (i) the Company shall terminate this Agreement pursuant to Section 9.1(b)(iii); or (ii) Parent shall terminate this Agreement pursuant to Section 9.1(b)(iii) or Section 9.1(d)(ii); then in any such event the Company shall pay Parent or its designees, as promptly as possible (but in any event within 2 Business Days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided that the Company shall not be required to pay more than an aggregate of $10 million in Parent Expenses pursuant to this Section 9.3(d).  The expenses payable pursuant to this Section 9.3(d) shall be paid by wire transfer of same day funds within ten (10) Business Days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 9.3(d).  The payment of the expense reimbursement pursuant to this Section 9.3(d) shall not relieve the Company of any subsequent obligation to pay the applicable Termination Fee pursuant to Section 9.3(a).

(e)           The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement; accordingly, if the Company or Parent fails to promptly pay any amount it is required to pay pursuant to this Section 9.3, and, in order to obtain such payment, the party entitled to receive such payment commences a suit that results in a judgment against the party required to pay all or any portion of such amount, the party required to pay such amount shall also pay to the other party, such other party’s costs and expenses (including attorneys’ fees) incurred in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be made until the date of payment, at the prime lending rate prevailing during such period, as published in The Wall Street Journal.

ARTICLE X

MISCELLANEOUS AND GENERAL

Section 10.1.           Survival.  This Article X and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 7.8 (Employee Matters), 7.9 (Expenses) and 7.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger.  This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.9 (Expenses), the second to last and third to last sentences of Section 7.11(d) (Financing), Section 9.2 (Effect of Termination and Abandonment), Section 9.3 (Termination Fee), the Confidentiality Agreement and the Guaranty shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

Section 10.2.           Modification or Amendment.  This Agreement may be amended by the parties at any time before or after the Offer Closing shall have occurred or receipt of the Company Requisite Vote; provided, however, that (a) after the Offer Closing, there shall be no amendment that decreases the Offer Price or the Per Share Merger Consideration, and (b) after the Company Requisite Vote has been obtained, there shall be made no amendment that by Law requires further approval by the Company Shareholders without such approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 10.3.            Waiver of Rights.  Subject to Section 10.2 above, any party hereto may (a) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (b) to the extent permitted by Law, waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations; provided, however, that after the Company Requisite Vote has been obtained, no waiver shall be made that by Law (including the relevant rules of Nasdaq) requires further approval by the Company Shareholders without the further approval of such Company Shareholders.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Section 10.4.            Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.  Facsimiles or other electronic means (including email) shall be sufficient for execution of this Agreement.

Section 10.5.            GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a)  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW PRINCIPLES, EXCEPT TO THE EXTENT THE PROVISIONS OF THE LAWS OF THE GBCC ARE MANDATORILY APPLICABLE.  The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York state or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)           Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 10.5(c) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(d)           Notwithstanding the foregoing, the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Merger Sub to cause the Equity Financing to be funded at any time but only simultaneously with the receipt of the Debt Financing (whether under this Agreement, the Equity Commitment Letter or the Guaranty) shall be subject to the requirements that:

(i)            all the conditions set forth in Section 8.1 (other than Section 8.1(d), to the extent the Offer Termination has occurred) and Section 8.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions),

(ii)           the Debt Financing has been funded or would be funded (or if such Debt Financing has been funded into escrow such funds have been or would be released) in accordance with the terms thereof (or, in the case alternative Debt Financing has been obtained in accordance with Section 7.11 for all the Debt Financing, such alternative Debt Financing has been funded or would be funded in accordance with the terms thereof) at the Merger Closing, if the Equity Financing is funded at the Merger Closing, and

(iii)           the Company has irrevocably confirmed to Parent in writing that (A) all conditions in Section 8.1 and Section 8.3 have been satisfied or that it is willing to waive any such open conditions, (B) if specific performance is granted and (C) if the Equity Financing and the Debt Financing were funded, the Merger Closing would occur.

(e)            Subject to Section 10.5(d), the parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each of the Company and Parent acknowledges and agrees that, except as set forth in Section 10.5(d), (i) each party shall be entitled to seek to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy set forth in Section 9.3, (ii) the provisions set forth in Section 9.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

Section 10.6.         Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by overnight courier or by facsimile:

If to Parent or Merger Sub:

c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, California 94104
Attention: General Counsel
Facsimile: (415) 743-1500

with a copy to:

Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199-3600
Attention: William M. Shields
Neill P. Jakobe
Facsimile: (617) 951-7050

If to the Company:

Immucor, Inc.
3130 Gateway Drive
Norcross, Georgia 30071
Attention: Chief Executive Officer
Facsimile: (770) 242-8930

with a copy to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: John D. Capers, Jr.
C. William Baxley
Facsimile: (404) 572-5133

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 10.7.           Definitions.  The following terms, as used herein, have the following meanings:

(a)           “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer (other than any inquiry, proposal or offer by Parent or any of its Subsidiaries) (i) with respect to a merger, joint venture, partnership, consolidation, tender offer, recapitalization, reorganization, share exchange or similar business combination transaction involving the Company or any of its Subsidiaries pursuant to which any Person (or group of Persons) other than Parent or its Affiliates, directly or indirectly, in a single transaction or series of related transactions, acquired or would acquire more than twenty percent (20%) of the outstanding shares of common stock of the Company or more than twenty percent (20%) of the fair market value of all of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, (ii) to acquire in any manner, directly or indirectly, in a single transaction or a series of related transactions, twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement, or (iii) with respect to a liquidation or dissolution involving the Company or any of its material operating Subsidiaries other than, in each case, the transactions contemplated by this Agreement.

(b)           “Affiliate” of any Person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

(c)           “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(d)           “Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in Atlanta, Georgia.

(e)           “Company Equity Award” means the Restricted Stock, Company Options and the RSUs.

(f)           “Company Material Adverse Effect” means an effect, event, change, fact, circumstance or occurrence (any of the foregoing, a “Circumstance”) that, individually or in the aggregate with all other Circumstances, (i) has a material adverse effect on the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole or (ii) would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however,  solely with respect to clause (i) of this Section 10.7(f) that none of the following, alone or in combination, shall be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect:  Circumstances (directly or indirectly) (A) resulting from, or generally affecting (1) economic conditions, including those affecting the financial markets, banking markets, credit markets, securities markets, commodities markets, interest rates or currency exchange rates in the United States or elsewhere in the world or (2) political, social or regulatory conditions; (B) resulting from or generally affecting the industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (C) resulting from any change in or adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of Law in the United States or elsewhere in the world, in each case occurring after the date hereof; (D) resulting from any changes in GAAP or accounting standards or the interpretations thereof; (E) resulting from the negotiation, execution, public announcement, pendency or performance (other than performance of the Company’s obligation to operate the business in the ordinary course of business consistent with past practice) of this Agreement or the transactions contemplated hereby (other than for purposes of any representation or warranty contained in Section 5.3(c) and Section 5.4), including any delays or cancellations of orders, Contracts or payments for the Company’s products or services or any loss of customers, suppliers, vendors or employees or changes in such relationships (including those caused by the identity of the acquiror); (F) resulting from any litigation arising from allegations of a breach of fiduciary duty or other violation of Law arising from this Agreement, the Offer, the Merger or the other transactions contemplated hereby (including any litigation brought by the Company Shareholders on their own behalf or on behalf of the Company); (G) resulting from any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism; (H) resulting from any changes in the share price or trading volume of the Shares, in the Company’s credit rating or in any analyst’s recommendations with respect to the Company, or the failure of the Company to meet internal or published projections, predictions, estimates or forecasts (including projections of third parties) or the issuance of revised projections that are more pessimistic than those in existence as of the date hereof; (I) resulting from any increase in the cost or availability of the Financing to the Parent or Merger Sub; and (J) resulting from or relating to any litigation or regulatory proceeding set forth in Section 5.8 of the Company Disclosure Letter; provided, that the exception in clause (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein could be a Company Material Adverse Effect, if not falling within one of the other exceptions; provided, further in the case of clauses (A), (B), (C), (D) and (G), such Circumstances may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such Circumstance has a materially disproportionate adverse affect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect).

(g)           “Company Products” means, to the extent sold by the Company, all in vitro diagnostic devices and biological products and instruments/analyzers used in blood bank and clinical laboratory settings for diagnosis or management of blood grouping, compatibility testing, transmissible agents, prenatal and donor screening.

(h)           “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities), (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, and (iv) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X 3-16) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the Business Day immediately after the last day of the Marketing Period and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information contained in the Offering Documents, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the Business Day immediately after the last Business Day of the Marketing Period.

(i)           “Contract” shall mean any written agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(j)           “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant or other restriction or title matter or encumbrance of any kind but specifically excludes (i) specified encumbrances described in Section 5.12 of the Company Disclosure Letter, (ii) encumbrances for current Taxes or other governmental charges not yet due and payable, (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and, to the extent required by GAAP, are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheet included in the Company Reports, (iv) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or survey or other similar report and which do not materially interfere with the current use of the Owned Real Property or Leased Real Property and (v) any other mortgage, line, pledge, charge, security interest, easement covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset that would not reasonably be expected to have a Company Material Adverse Effect.

(k)           “Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources or (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

(l)            “Environmental Permit” means any permit, registration, application or filing of any type required by applicable Environmental Law required for the operation of the business of the Company or any of its Subsidiaries.

(m)           “Exempted Person” means any (a) Person or (b) group of Persons, in each case, from which the Company has received, after the date hereof and prior to the No-Shop Period Start Time, a written Acquisition Proposal.

(n)           “Hazardous Substance” means any substance that is (i) listed, classified, regulated or for the basis of liability pursuant to any Environmental Law, (ii) petroleum or any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive material, and (iii) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

(o)           “Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

(p)           “Intellectual Property” means all (i) trademarks, service marks, certification marks, Internet domain names, trade dress, trade names, logos, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions, whether patentable or not, and all patents, invention disclosures, industrial designs, and applications therefor, including divisions, continuations, continuations-in-part and reissues; (iii) confidential information, trade secrets and know-how; (iv) works of authorship and all copyright registrations and applications therefor; (v) rights of privacy and publicity, and (vi) all other similar or equivalent intellectual property or proprietary rights.

(q)           “Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 10.7(q) of the Company Disclosure Letter.

(r)           “Lease” means each lease, sublease, license, and any other agreement (written or oral), including all amendments, extensions, renewals, additions, supplements, restatements, guaranties and other agreement with respect thereto, pursuant to which the Company or any Subsidiary, as the case may be, holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

(s)           “Marketing Period” means the first period of twenty (20) consecutive Business Days, commencing on or after July 23, 2011, on the first day of which, throughout which and on the last day of which (i) Parent shall have the Required Information the Company is required to provide pursuant to Section 7.11(d); provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause (i) above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant), and (ii) the conditions set forth in Section 8.1(b) and Section 8.2(a), (b) and (c) (other than those conditions that by their terms are to be satisfied at the Offer Closing or the Merger Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Offer Closing and the Merger Closing, as the case may be, were to be scheduled for any time during such twenty (20) Business Day period;  provided, however, that if the Marketing Period has not ended on or prior to August 21, 2011, the Marketing Period shall commence no earlier than September 6, 2011; and November 23, 2011, November 24, 2011 and November 25, 2011 shall not be considered Business Days.  Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twenty (20)  consecutive Business Day period, (A) the Company shall have publicly announced any intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (i) and (ii) above would be satisfied on the first day, throughout and on the last day of such new twenty (20)  consecutive Business Day period, (B) the Required Information would not be Compliant on the first day, throughout and on the last day of such twenty (20) consecutive Business Day period or (C) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein or incorporated therein by reference, in which case the Marketing Period shall be deemed not to commence until the time at which all such reports have been filed, in which case a new twenty (20) consecutive Business Day period shall commence upon Parent and its Financing Sources receiving updated Required Information that would be Compliant, and the requirements in clauses (i) and (ii) above would be satisfied on the first day, throughout and on the last day of such new twenty (20)  consecutive Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred); provided, further, that the Marketing Period shall end on the date on which the Debt Financing is consummated.

(t)           “Parent Material Adverse Effect” shall mean any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which would or would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other material transactions contemplated by this Agreement.

(u)           “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(v)           “Previously Disclosed” means previously disclosed by the Company (i) in the Company Disclosure Letter, (ii) to Parent or Merger Sub in writing (and specifically including, without limitation, the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of February 28, 2011, and unaudited consolidated statements of income, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the nine (9) month period then ended) or (iii) in the Company Reports.

(w)           “Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement, including the first date following the tenth calendar day from the filing of the preliminary Proxy Statement if the SEC has not informed the Company by such date that it intends to review the Proxy Statement.

(x)           “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching (including the abandoning or discarding of barrels, containers, or other receptacles) into the environment (e.g., air, water, and soil, both surface and subsurface).

(y)           “Required Information” means (i) (A) all financial and other pertinent information relating to the Company and its Subsidiaries required to be delivered pursuant to paragraph (5) of Exhibit D to the Debt Commitment Letter and (B) all financial and other pertinent information relating to the Company and its Subsidiaries necessary to permit Parent to prepare the items required to be delivered pursuant to paragraph (6) of Exhibit D to the Debt Commitment Letter, including all financial statements, audit reports, pro forma financial statements, business and other financial data reasonably requested by Parent to prepare the offering memoranda required to be delivered pursuant to paragraph (6) of Exhibit D to the Debt Commitment Letter, or as otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering(s) of debt securities contemplated by the Debt Commitment Letter (provided that reference to the financial statements in clause (5)(a) of the Debt Commitment Letter for purposes of this definition shall refer to the financial statements for the fiscal year ended May 31, 2011 of the Company for purposes of this Agreement regardless of whether the Closing is less than 90 days after May 31, 2011; and provided further that the Company shall only be required to furnish pro forma financial statements if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization at least ten (10) days prior to the date pro forma financial statements are required to be delivered), subject to adjustment for subsequent developments and (ii) receipt of drafts of customary comfort letters, including as to customary negative assurances and change period, by the independent auditors of the Company with respect to such financial information referred to in clause (i) subject to the completion by such auditors of customary procedures relating thereto.

(z)           “Stock Plans” means the Company’s 2005 Long-Term Incentive Plan, Amended and Restated 2003 Stock Option Plan, Amended and Restated 1998 Stock Option Plan and 1990 Stock Option Plan and any other Company plan or arrangement under which equity-based awards are outstanding.

(aa)           “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(bb)           “Superior Proposal” means any bona fide, written Acquisition Proposal that the Company Board of Directors has determined in its good faith judgment (after consultation with outside legal counsel and financial advisors and after taking into account any legal, financial, regulatory or other aspects of the proposal (including (i) the Persons making the Acquisition Proposal and (ii) any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) deemed relevant by the Company Board of Directors) would result in a transaction more favorable to the Company Shareholders than the Offer, the Merger and the other transactions contemplated by this Agreement (taking into account any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of “Acquisition Proposal” shall be deemed to be references to “eighty percent (80%)”.

(cc)           “Tax” (including, with correlative meaning, “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, escheat, occupancy and all other taxes, duties, assessments or governmental charges of any nature whatsoever, together with all interest, penalties and additions imposed with respect thereto and any interest imposed in respect of such penalties and additions.

(dd)           “Tax Return” means all returns, reports, claims for refund and other documents (including elections, declarations, disclosures, schedules, estimates and information statements or returns) required to be supplied to a Governmental Entity relating to Taxes, including all amendments, attachments, returns, reports and other documents.

Section 10.8.            Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Commitment Letters, the Guaranty and the Confidentiality Agreement, dated May 27, 2011, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 10.9.            No Third Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for (i) Section 7.10 with respect to Indemnified Parties, (ii) the rights of the Company Shareholders, holders of Company Options and other equity holders to receive the Offer Price and/or the Per Share Merger Consideration, as applicable, in accordance with the terms of Article IV hereof, (iii) Section 9.2 and Section 9.3(c) with respect to Parent Related Parties and (iv) Section 9.2, Section 9.3(c) and Section 10.5 with respect to Financing Sources.  None of the persons referenced in clauses (i) of this Section 10.9 shall be conferred any rights or remedies hereunder unless and until the Effective Time occurs.  Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except that the Financing Sources are made third-party beneficiaries to Section 9.3(c) and Section 10.5.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date or time.

Section 10.10.           Transfer Taxes.  Except as provided in Section 4.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including all interest, penalties and additions imposed with respect thereto) incurred in connection with the Offer, the Merger and the other transactions contemplated hereby shall be paid by the Surviving Corporation.

Section 10.11.           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer, the Merger and the other transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer, the Merger and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.12.          Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(b)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)           Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 10.13.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto; provided, however, that prior to the Merger Closing, Parent and Merger Sub may assign (in whole but not in part) their respective rights or obligations hereunder to any of their Affiliates.  No assignment by any party shall relieve such party of its obligations hereunder.  This Agreement shall not be assignable by operation of Law or otherwise.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

IMMUCOR, INC.

By	/s/ Joshua H. Levine
Name: Joshua H. Levine
Title: President and Chief Executive Officer

IVD HOLDINGS INC.

By	/s/ Ronald Cami
Name: Ronald Cami
Title: President

IVD ACQUISITION CORPORATION

By	/s/ Ronald Cami
Name: Ronald Cami
Title: President

Exhibit A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless, by the expiration of the Offer (as it may be extended in accordance with Section 1.1 of this Agreement), (i) there shall have been validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by Parent or any of its Subsidiaries, would represent at least 84% of the outstanding Shares on a fully-diluted basis (such number of shares, the “Minimum Tender Condition”), (ii) Parent (either directly or through its Subsidiaries) shall have received the proceeds of the Debt Financing (or any alternative financing) and/or the lenders party to the Debt Commitment Letter (or a new commitment letter for any alternative financing) shall have confirmed to Parent or Merger Sub that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing) (“Financing Proceeds Condition”) and (iii) each of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(a)           No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any Governmental Entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or Offer illegal, shall be in effect;

(b)           The representations and warranties of the Company (i) set forth in Sections 5.2(a), 5.2(b), 5.2(d), 5.3 and 5.13 shall be true and correct in all material respects, and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this paragraph (b), shall be true and correct (disregarding for purposes of this clause (ii) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material Adverse Effect” and words of similar import therein) except, with respect to both clause (i) and clause (ii), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date, provided, however, that notwithstanding  anything contained herein to the contrary, the condition set forth in this clause (ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct has had or would reasonably be expected to have a Company Material Adverse Effect; provided, further, however, solely for the purposes of  clause (i) above, if one or more inaccuracies in the representations and warranties set forth in Section 5.2(a), 5.2(b), or 5.2(d) would cause damages or diminution in value to Parent or Merger Sub of $5 million or would cause the aggregate amount required to be paid by Parent and/or Merger Sub to effectuate the Merger, refinance the Company’s Indebtedness, consummate the Offer and exercise the Top-Up Option, consummate the transactions contemplated by this Agreement and pay all fees and expenses in connection therewith, to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (i) of this paragraph (b);

Exhibit A-1

(c)           Since the date of this Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)           The Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to the expiration of the Offer;

(e)           The Company shall have delivered to Parent a certificate signed by an officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in clauses (b), (c) and (d) of this Exhibit A;

(f)           The applicable waiting period under the HSR Act shall have expired or been terminated and any applicable consent or approvals pursuant to German antitrust or merger control Laws shall have been obtained;

(g)           In the event that the Top-Up Option is necessary to ensure that Parent or Merger Sub owns at least one Share more than 90% of the outstanding Shares on a fully diluted basis immediately after the exercise thereof, there shall be no Law restraining Merger Sub’s ability and right to (i) exercise the Top-Up Option or (ii) issue the Shares upon exercise of the Top-Up Option, which together with the Shares validly tendered in the Offer and not withdrawn, shall be sufficient for Merger Sub to own at least one Share more than 90% of the Shares on a fully diluted basis; and

(h)           This Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Merger Sub, and may (other than the Minimum Tender Condition) be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject in each case to the terms of this Agreement (including Section 1.1(a)) and applicable Law.  The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Exhibit A-2